Company - GPT RE Limited
File No 34819

14 September 2005

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust

Level 52
MLC Centre
19-29 Martin Place
Sydney NSW 2000
Australia

GPT Securityholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9225 9318

gpt@gpt.com.au

www.gpt.com.au

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Filing Clerk

Dear Sir

Re: Company: GPT RE Limited
File No: 34819

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
25/08/2005	2005 Mid Year Report
04/08/2005	Mid Year Results Presentation
01/08/2005	Half Yearly Report & Half Year Accounts
02/08/2005	Further leasing at Darling Park Stage 3
01/08/2005	GPT expands presence at Homebush Bay
14/07/2005	Major lease pre-commitment at Austrak Business Park
04/07/2005	Completion of Sale Facility
01/07/2005	Implementation of Woden and Penrith
29/06/2005	Acquisition of El Questro Resort

Yours faithfully
GPT RE Limited

James Coyne
Legal Counsel and Company Secretary

dlw 9/21

Company - GPT RE Limited
File No 34819





GPT

2005 MID-YEAR REPORT



CONTENTS

Originally established in 1971, the GPT Group is one of Australia's oldest and largest listed property groups with assets of over $9 billion. GPT's assets include quality investment properties located around Australia in the retail, office, industrial, and hotel/tourism sectors.

Other investments include a 50% interest in a joint venture with global investment and advisory firm, Babcock & Brown, providing a platform for higher growth through a broader range of property related activities including investments in a range of European assets. GPT also invests in the development of large-scale masterplanned urban communities in Australia.

  

KEY RESULTS SUMMARY

Key Half Year Results	6 mths to 30 June 04	6 mths to 30 June 05
Distributions		
Distribution per security	10.9c	11.4c
Tax advantaged component	44.9%	0%

	At 31 Dec 04	At 30 June 05*
Assets		
Total Assets	$9,097.0m	$9,316.9m
Retail Property Investments	$4,749.5m	$4,312.6m
Office Property Investments	$3,078.9m	$3,155.7m
Hotel/Tourism Property Investments	$776.9m	$831.6m
Industrial/Business Park Property Investments	$327.8m	$354.0m
Equity investment in Joint Venture	NA	$446.5m
Masterplanned Urban Communities Investments	$36.1m	$41.0m
Number of units on issue ('000s)	2,016,717	2,016,717
Net asset backing per unit	$3.02	$3.03
Debt		
Total borrowings	$2,698.6m	$2,843.0m
Borrowings as % of total assets	29.7%	30.5%
Portfolio Allocations (by value)		
Retail	53%	47%
Office	34%	35%
Hotel/Tourism	9%	9%
Industrial/Business Park	4%	4%
Equity investment in Joint Venture	NA	5%
Masterplanned Urban Communities	–	–

	6 mths to 30 June 04	6 mths to 30 June 05
Portfolio Income		
Retail	$144.0m**	$159.0m
Office	$109.2m	$113.9m
Hotel/Tourism	$24.6m	$36.0m
Industrial/Business Park	$10.7m	$12.4m
Masterplanned Urban Communities	$1.2m	$2.2m

	At 31 Dec 04	At 30 June 05
SECURITY PRICE	$3.74	$3.65

* Adjusted for the $17.4 million acquisition of El Questro Resort in July 2005 and the sale of 50% interests in Woden and Penrith Plazas on 1 July 2005.

** Income includes ground rent and income from deposits under retail property JVIA at Sunshine Plaza.

File No 34819



OVERVIEW

On 2 June 2005, unitholders in General Property Trust approved a proposal to internalise the management of the Trust and to create a new 'stapled entity' – the GPT Group.

As outlined in the Notice of Meeting & Explanatory Memorandum (EM) dated 2 May 2005, GPT also entered into a joint venture with Babcock & Brown and sold 50% interests in two shopping centres (Woden Plaza and Penrith Plaza) following approval of this proposal.

The financial results for the six months to June 2005 did not reflect the benefit of the internalisation or Joint Venture investments, which were not implemented until the end of this period. These results, however, reflected a solid performance from GPT's core portfolio of property assets, and an increase in distributions – up 4.6% on the previous corresponding period.

GPT's results for the six months to 30 June 2005 reflected the impact of the new International Financial Reporting Standards (A-IFRS). GPT's full year financial report will be prepared in line with these new standards.

INTERNALISATION UPDATE

The internalisation of management outlined in GPT's recent EM is now virtually complete, with GPT operating from new premises from 6 June 2005, following the 2 June meeting of investors. The transition of management will be complete on 15 August 2005 with the transfer of the remaining retail management staff. At that time, management of GPT's 10 fully owned shopping centres and 11 homemaker assets will be transferred from Lend Lease. On completion of the transition, GPT will have a full-scale property team with approximately 200 staff across a range of property disciplines, including retail leasing, property and development management.

Transaction costs associated with the internalisation of management were in line with the forecast outlined in the Notice of Meeting and Explanatory Memorandum. A payment to Lend Lease of $16.5 million was agreed on 31 May 2005. This payment, to facilitate an orderly transition and the transfer of assets, was well below the payment of up to $45 million contemplated in the EM.



The internalisation will result in cost savings and a reduction in GPT's management expense ratio in future periods. The management expense ratio, previously a range of 45-60 basis points under Lend Lease's management, has been reduced to approximately 25 basis points.

The Joint Venture agreement with Babcock & Brown has also made significant progress. The Joint Venture acquired its first assets on 30 June. These assets, which consist of six German residential and office assets and one retail asset in Prague, have a value of approximately $1.1 billion. Consistent with forecasts, GPT has made its first equity investment in the Joint Venture, of approximately $450 million. This represents only 5% of GPT's total property investments. GPT's investment in the Joint Venture is limited to 15% of total assets. The performance of the assets acquired has been in line with expectations, and the Joint Venture is well placed to acquire additional assets that meet the required investment criteria in the next 12 months.

Currently assets with a value of $1.5 billion are under negotiation, positioning the Joint Venture to be fully invested (with approximately $5.6 billion in assets) by the end of 2006.

FINANCIAL SUMMARY

In the six months to 30 June 2005, the GPT Group distributed 11.4 cents per security, an increase of 4.6% on the 10.9 cents distributed in the six months to June 2004.

Underlying earnings increased for the half-year to 30 June 2005, up 3% over the same period in 2004.

The increase in earnings reflected a solid result from GPT's property portfolio, with all portfolios increasing income, and was also assisted by the benefit of recent acquisitions and developments.

GPT has continued to build on the trend in earnings growth established over the last few years, demonstrating the quality of its core Australian portfolio and diverse income streams.



	6 months to June 2004	6 months to June 2005
Distribution (cps)	10.9	11.4
Earnings (cps)	10.9	11.4
Underlying earnings growth*		3%

* Excludes the impact of the performance fee paid in June 2004, costs associated with the Stockland takeover offer and internalisation proposal and the impact of the adoption of A-IFRS on the financial statements.

GPT's total return (security price movement and income) for the year to 30 June 2005 was 11.2%, below the Index return of 18.1%. GPT's total return for the year to December 2004 was 33.6%.

The price performance of GPT securities since the internalisation has been strong, with the price trading at the high end of the range suggested by the Independent Expert in the EM.

The yield on the closing price of $3.84 at 3 August 2005 (the day prior to the mid-year results announcement) was 7.16%.

FINANCIAL POSITION

The first half of 2005 represents the first period in which GPT has reported as a stapled entity and under the new International Financial Reporting Standards (A-IFRS). This has resulted in changes to a range of financial performance measures.

At 30 June 2005 (adjusted for the sale of interests in Penrith and Woden Plazas and the acquisition of El Questro Resort), the Group had total assets of $9.3 billion and borrowings of $2.8 billion, resulting in a ratio of debt to total assets of 30.5%. This is below the Listed Property Trust (LPT) sector average of 37.4% and well within GPT's borrowing limit (40% of total tangible assets).

In June 2005, GPT issued $300 million in Medium Term Notes and also established a 600 million Euro debt facility. The MTN issue was oversubscribed and achieved a rate of 47 basis points above the relevant benchmark.



The proceeds of the MTN issue and the proceeds from the sale of interests in Penrith and Woden Plazas, along with a recent drawdown of 300 million under the Euro debt facility, have been used to fund GPT's investment in the Joint Venture and to repay short term debt.

GPT's current weighted average interest rate, after fees and margins, is 6.2%.

OUTLOOK

The outlook for future performance is strong, as outlined in GPT's recent EM. Following implementation of the internalisation and Joint Venture, and the solid performance of GPT's $8.7 billion core Australian property portfolio in this period, the Group is well placed to deliver on the forecast increases in income to investors of 13 cents per security in the second half of 2005 and 27.5 cents per security in 2006.

File No 34819



PROPERTY PORTFOLIOS

Retail Portfolio

Income from the Retail Portfolio was up 10.4% on the same period last year (4% on a comparable basis).

GPT's shopping centres continued to trade above industry sales productivity benchmarks, with regional specialty sales per sqm of $9,520. Regional specialty occupancy costs (retailers' gross rent as a percentage of their sales) remain reasonable, at 14.5%. Total centre sales per sqm across GPT's shopping centres increased by 3.4% and specialty sales per sqm were up 6.5% in the year to 30 June 2005.

The low vacancy rate of less than 1% across the Portfolio in conjunction with the performance of recently completed developments and the progress of future development projects, consolidates the outlook for continued Retail Portfolio rental income growth.

Development Update

The Retail Portfolio has significant pipeline of current and future projects, with a potential value of over $1 billion over the next four years.

A major redevelopment of Melbourne Central's retail space was largely complete in December 2004. The entertainment precinct is due to open in September 2005 and the $260 million development has only one shop remaining to be leased. More than 260 of the 287 tenancies are open and trading, including Borders, Freedom and BaySwiss. The Centre represents a unique urban shopping experience, with a range of international and national retailers alongside cafés and restaurants.

A major expansion of Penrith Plaza in NSW will be complete at the end of 2005. At an approximate cost of $70 million (GPT's 50% share), the development is expected to deliver a first year yield in excess of the forecast 8%.

Work on the expansion of Macarthur Square, also in NSW, is also progressing to plan with the first stage of the development due to open at the end of this year. The second stage will be complete in the first half of 2006. Close to 80% of the income is now committed and the $109 million (GPT's 50% share) development is expected to deliver a yield of approximately 8%.



Further work progressed on the planned Rouse Hill Town Centre, which forms part of the $1.2 billion Rouse Hill Regional Centre in north-west Sydney. The precinct plan for the development was approved by Baulkham Hills Shire Council on 26 July 2005. This is a major milestone for the development, which is now anticipated to commence in 2006. GPT will develop and own the Town Centre which forms the retail precinct of this planned community. GPT has a joint venture with Lend Lease which will develop the remaining facilities and the residential component of this large scale development.

At Charlestown Square an expansion of the Centre from 47,000 sqm to 80,000 sqm is planned. The development has already been the subject of an extensive community and authority engagement program and Lake Macquarie Council has now formally committed to discussions regarding land transactions required for the development to proceed.

Transactions

At Fortitude Valley in Brisbane, the second stage of GPT's Homemaker City was complete in July 2005. The remaining component of the first stage was acquired in March 2005. Combined with GPT's original investment, GPT now has a $122 million bulky goods centre of significant scale, consisting of homemaker retail and commercial facilities with associated car parking.

GPT also continued to remix the Homemaker Portfolio with the sale of Homemaker City Underwood. The sale price of $19 million was well above the book value at December 2004 of $13 million. The asset was a smaller non-core component of the original Homemaker Portfolio and had been acquired in November 2001 for approximately $10.5 million.

On 1 July, GPT announced implementation of the Woden and Penrith Plaza transactions outlined in the EM. Westfield has replaced Lend Lease as manager of these assets and GPT will continue as a 50% owner of both centres.















Office Portfolio

Despite challenging market conditions characterised by inconsistent demand, GPT's Office Portfolio delivered solid performance, with income growth and increased occupancy (at 94%).

A focus on leasing across the Portfolio has maintained a strong lease expiry profile, with limited short-term expiry and an average lease term of 6.1 years.

Over 61,000 sqm of office space was leased across GPT's office assets in the first half. In addition, terms were agreed across a further 15,000 sqm of space. This leasing, which was across a range of assets in the Portfolio, included:

- Significant leasing at Australia Square, where occupancy increased to 71.6% (up from 65.2% at December 2004), including leases to Westpoint Corporation (1,600 sqm), Thomson Playford Services (1,600 sqm) and Jones Day Pty Ltd (350 sqm).
- A lease to HSBC over 13,000 sqm for a term of six years at the HSBC Centre in Sydney.
- Leases to Telstra (over 9,000 sqm from 1 November 2005) and ACCC (3,000 sqm from 1 January 2006) at Melbourne Central, where occupancy currently sits at 99%.

On 2 August 2005, GPT announced that terms had been agreed with Rabobank to lease 9,000 sqm of the high-rise space at Darling Park Stage 3, which is currently under construction.

Developments

The third and final stage of the Darling Park complex in Sydney is due to be completed at the end of 2005, ahead of the original program. Additional leasing to Rabobank has resulted in only three floors of the 18-level office building remaining to be leased. A year one yield of 7.2% is anticipated from this investment.

Hotel/Tourism Portfolio

Income from the Hotel/Tourism Portfolio increased strongly (up 13.5% on a comparable basis) despite weaker than expected domestic travel, as increased inbound tourism contributed to strong revenue growth at Ayers Rock Resort, GPT's major tourism asset.

Income from Ayers Rock Resort increased by almost 17%, as occupancy, room rate and revenue all showed significant improvements on the previous corresponding period.

The Four Points by Sheraton in Sydney also benefited from increased room rate








and revenues, while at the Holiday Inn in Brisbane strong growth was also achieved. Income from both assets increased over the previous year.

The performance of the P&O Australia Resorts portfolio (now Voyages Lodges), acquired in July 2004, was adversely impacted by relatively flat domestic tourism.

Voyages have now integrated these assets into its operations, delivering on forecast cost savings, and opportunities exist to improve performance through the potential to market the assets in key inbound markets utilising Voyages' extensive distribution network.

Transactions

The Lodges Portfolio, which includes Dunk, Bedarra, Brampton, Heron, Wilson, and Lizard Islands, Silky Oaks and Cradle Mountain Lodges, and Wrotham Park Station, was expanded with the acquisition of the El Questro Resort in Western Australia in July 2005.

This Resort further extends GPT's portfolio of luxury, nature-based assets. The asset was acquired for $17.4 million and is anticipated to deliver a first year yield of approximately 10%. The Resort is located in a unique natural environment, the Kimberley region, and comprises 73 accommodation units.

Industrial/Business Park Portfolio

GPT's Industrial/Business Park Portfolio continued to expand over the first six months of 2005. The Portfolio now has a value of $354 million. Income from the Portfolio increased by 4% on a comparable basis.

Significant leasing was secured across the Portfolio, resulting in an average lease term to expiry of 5.4 years (by income) and occupancy across the Portfolio of 98.5% (including land leases).

Since January 2005, over 347,000 sqm was leased or renewed at GPT's industrial assets, including major leases at the Austrak Business Park in Somerton, Victoria. These leases will result in 60% of the 100 hectare Park being developed. They included:

- A lease over 229,000 sqm to P&O Ports Ltd in relation to the intermodal terminal.
- A lease to Labelmakers for a new 22,200 sqm facility, now under construction at the Park.
- A major pre-lease to Coles Myer for a new 74,700 sqm national distribution centre now under construction on the site and leased to Coles Myer for a period of 20 years from completion.



Transactions

On 1 August, GPT announced the acquisition of 5 Figtree Drive. The asset, which is being acquired from ACER Computer Australia Pty Ltd on a sale and leaseback arrangement, is located adjacent to 7 Figtree Drive and 8 Herb Elliott Avenue. Combined with these two adjacent properties, GPT now has the potential to develop a major business park on the consolidated site, extending the expansion potential at Homebush Bay, which includes the final stage of the Quad site, and expansion potential at the Samsung site.

Development plans for the final stage of the Quad are currently being progressed.

Masterplanned Urban Communities Portfolio

Further progress was made on both the Rouse Hill Regional Centre (NSW) and the Twin Waters development (Qld).

The precinct plan for the Rouse Hill Regional Centre, which includes the retail Town Centre and associated infrastructure, was approved in July 2005, paving the way for commencement of the project in early 2006. The site includes over 1,500 residential lots, which will be developed as part of a masterplanned community.

At Twin Waters in south-east Queensland, a development application for Stage 1, which increased density, has now been approved. The existing Resort is trading well and a significant profit was achieved on the sale of the golf course to a specialised operator.

Major works are anticipated to commence next year at both properties.

INVESTOR RELATIONS REPORT

An extraordinary Meeting of Unitholders was held on 2 June 2005. Over 400 investors and visitors attended the meeting, which was also webcast via GPT's website.

Investors voted in favour of a proposal to internalise the management of GPT and, as a result, a new stapled entity the GPT Group (GPT) was created. The stapling was effected with the issue of a share in GPT Management Holdings Limited for each existing General Property Trust unit on 10 June 2005. Investors in GPT now hold one share and one unit in the Group for



each General Property Trust unit they previously held. The unit and share trade together as a single "stapled security".

GPT is now trading as the GPT Group on the Australian Stock Exchange, under the code GPT.

Special offers are available to investors interested in staying at GPT's hotel properties – details of these offers can be obtained from the Securityholder Service Centre (Freecall 1800 025 095).

The following information relates to distributions received in the July 2004 - June 2005 financial year and may be useful to investors in the preparation of tax returns. The information below is presented on a generic cents per security (cps) basis.

Enquiries about your investment in GPT can be directed to the Securityholder Service Centre on Freecall 1800 025 095. This service is available from 8.30 am to 5.30 pm (Sydney time) on all business days.

You can access GPT's website at www.gpt.com.au. The website has an email alert service that allows investors to receive updates of News and other items posted to the website.

Distribution – GPT securities

Quarter Ended	Date Paid	Distribution (cps)	Interest Income (cps)	Other Taxable Component (cps)	Franked Dividend (cps)	Tax Deferred (Dep'n & other) (cps)
Jun 2004	23 Aug 04	5.500	0.106	3.071	0.000	2.322
Sep 2004	22 Nov 04	5.500	0.090	3.144	0.000	2.266
Dec 2004	25 Feb 05	5.600	0.143	2.734	0.000	2.723
Mar 2005	20 May 05	5.700	0.122	2.644**	0.017*	2.917

* This dividend is fully franked.

** The franking credit of 0.007 cents per security is included in the Other Taxable Component. Securityholders are required to treat as assessable both the franked dividend and the franking credit.

File No 34819







SUPPLEMENTARY INFORMATION

20 Largest GPT Securityholders as at 5 August 2005

	Securityholder	Number of Securities	Percentage of total issued Securities
1	Westpac Custodian Nominees Limited	310,395,837	15.39%
2	JP Morgan Nominees Australia Limited	288,856,804	14.32%
3	National Nominees Limited	217,306,543	10.78%
4	Baincor Nominees Pty Limited	122,463,324	6.07%
5	Citicorp Nominees Pty Limited (CFS WSLE Property Secs A/C)	94,177,564	4.67%
6	ANZ Nominees Limited (Cash Income A/C)	92,401,018	4.58%
7	Citicorp Nominees Pty Limited	88,487,853	4.39%
8	Cogent Nominees Pty Limited	62,845,907	3.12%
9	AMP Life Limited	36,593,657	1.81%
10	Cogent Nominees Pty Limited (SMP Accounts)	34,694,939	1.72%
11	Westpac Financial Services Limited	31,707,251	1.57%
12	Queensland Investment Corporation	29,690,446	1.47%
13	ANZ Nominees Limited	21,757,298	1.08%
14	Victorian Workcover Authority	18,226,027	0.90%
15	Bond Street Custodians Limited (Property Securities A/C)	17,004,281	0.84%
16	Transport Accident Commission	15,369,977	0.76%
17	Bond Street Custodians Limited (ENH Property Securities A/C)	15,064,845	0.75%
18	HSBC Custody Nominees (Australia) Limited	14,742,323	0.73%
19	GPT Management Limited (Responsible Entity for GPT Split Trust A/C)	14,038,703	0.70%
20	RBC Global Services Australia Nominees Pty Limited (Pipooled A/C)	10,758,435	0.53%
	TOTAL Securities held by Top 20	1,536,583,032	76.19%
	TOTAL SECURITIES ON ISSUE	2,016,716,610	100.00%

VOTING

Securityholders in the GPT Group are entitled to one vote for each security held.



DIRECTORY

The GPT Group

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 250126

GPT Management Holdings Limited
ABN 67 113 510 188

Registered Office

Level 52
MLC Centre
19 Martin Place
SYDNEY NSW 2000

Directors of the Responsible Entity

Non-Executive

Peter Joseph OAM, Chairman
Eric Goodwin
Malcolm Latham AM
Ian Martin
Ken Moss
Brian Norris
Elizabeth Nosworthy AO

Executive

Nic Lyons

Secretary

James Coyne

Auditors

PricewaterhouseCoopers

Solicitors

Allens Arthur Robinson

Principal Registry

ASX Perpetual Registrars Limited
Level 8, HSBC Centre
580 George Street
SYDNEY NSW 2000

Mail to:

GPT Security Registrar
Locked Bag A14
SYDNEY SOUTH NSW 1235

Quoted Securities

GPT is listed on the Australian Stock Exchange under the following ASX Listing code:

GPT Stapled Securities: GPT

For further information, contact our Securityholder Service Centre or visit our website at: www.gpt.com.au

- To arrange changes of address, changes in registration of securities, please call our Securityholder Service Centre on 1800 025 095.
- Please quote your Securityholder Reference Number (SRN)/ Holder Identification Number (HIN) in all correspondence. The SRN/HIN is found at the top right hand corner of your holding statement.
- All Securityholders must sign any written enquiries or amendments to Securityholdings.
- Written notification is required for changes of name or address.

Company - GPT RE Limited
File No 34819



www.gpt.com.au



2005 MID YEAR RESULTS PRESENTATION

AGENDA






Mid Year financial results

Internalisation update

Joint Venture update

Portfolio update

Group strategy

GPT

NEW REPORTING STANDARDS



Application of A-IFRS results in less transparency

Cash flows and distributions unchanged, income statement materially different

Increases volatility in income statement

RESULT RECONCILIATION






Reconciliation of distributable amount	Actuals ($m)
Profit after tax (A-IFRS)	66.2
Plus	
Finance Costs	205.5
Internalisation costs and Other	44.3
Less	
Fair Value and Revenue Adjustments	(76.4)
Net gain on disposal of properties	(9.3)
Equals	
Amounts payable to securityholders	230.3

STRONG OPERATING PERFORMANCE






	2002	2003	2004	2005** (6 mths)
Distribution (cps)	20.4	21.2	22.0	11.4
Growth	3.5%	3.9%	3.8%	4.6%
Earnings (cps)	20.4	21.6	21.3	11.4
Underlying growth*	3.6%	3.1%	3.1%	3.0%
NTA per security	$2.60	$2.73	$3.02	$3.03
1 Yr Return	12.8%	8.2%	33.6%	11.2%

* Excludes the impact of the change in fee, performance fees paid and costs associated with the Lend Lease merger proposal, the Stockland takeover offer and internalisation proposal.

** Growth based on previous corresponding period. Excludes the impact of the adoption of A-IFRS on the financial statements. Earnings per security is before fair value adjustments, recognition of rent frees, amortisation of lease incentives, profit on disposal of properties, costs associated with internalisation and finance costs to securityholders.

TRANSITION UPDATE





Internalisation

- **Management team established in MLC Centre 6 June**
- **Continuity of management**
- **All senior roles filled (existing GPT team)**
- **General Manager, JV appointed**
- **Systems/premises in place**

Transaction costs in line with forecasts

Transition of retail centres/business 15 August

- **Retail team of approximately 180 retail specialists (majority transfer 15 August)**
- **Full inhouse capability across property management, leasing & development**

Recruitment commenced

GPT

STRUCTURE




Nic Lyons
CEO
Michael O'Brien
COO
Neil Tobin
General Manager
JV
James Coyne
General Counsel
Kieran Pryke
CFO
Donna Byrne
Head of Investor Relations & Corporate Affairs
Phil Taylor
Head of HR
Mark Fookes
Head of Retail
Jonathan Johnstone
Head of Capital Transactions
Victor Georos
PM, Industrial & Business Parks
Bruce Morris
PM, Hotels & Tourism
Martin Janes
PM, Masterplanned Urban Communities
Tony Cope
PM, Office
Angela Yee-Joy
Group Analyst
Bevan Martin
Financial Controller
Lucinda Cowdroy
Senior Legal Counsel
David McNamara
Acquisitions Mgr
Brett Williams
General Manager Investment
Anthony McNulty
General Manager Development
Matthew Faddy
COO

GPT

Company - GPT RE Limited
File No 34819

CORPORATE STRUCTURE




General Property Trust
GPT Management Holdings
TRUST Assets
Voyages
JV (50%)

*Note: from 30 June, Voyages will be consolidated in Group result

GPT

GPT BOARD






Board comprised of 8 members

- **Peter Joseph OAM (Chair)**
- **Eric Goodwin**
- **Malcolm Latham AM**
- **Ken Moss**
- **Brian Norris**
- **Elizabeth Nosworthy AO**
- **Ian Martin (new)**
- **Nic Lyons (new)**

Committees

- **Audit & Risk Management**
- **Nomination and Remuneration Committee**

JOINT VENTURE: ASSET UPDATE









$1.1 billion of seed assets acquired on 30 June

- **A$450m capital committed**
- **Assets performing to expectations**

German Residential Portfolio

- **Stable occupancy**
- **Strong capital flows into the sector**
- **Opportunities to recycle capital**

Prague Retail

- **Soft opening March 2005**
- **Vacancy reduced**

Cologne Technology Park

- **Income guarantee on vacant space**

GPT

JOINT VENTURE INVESTMENT STRATEGY






Stable cashflows, with strong covenants

Leveraged to 75%, non recourse debt, hedged

Locked in yield spread

IRR on ordinary equity 15%, after tax

Upside potential

- **Cap rate compression (market, portfolio premium)**
- **Management 'value add'**

Exit Options

- **Trading**
- **Securitisation**
- **Re-Financing**

JV PIPELINE





$1.1 billion assets acquired

Extensive pipeline of opportunities

- **Focussing on portfolios / assembling portfolios**
- **High level of involvement in portfolio investment strategies**
- **Approval processes / protocols agreed and understood**
- **Strong alignment between GPT and B&B**

Joint Venture target - $5.6 billion

- **Confident of fully investing by Dec 2006**
- **$1.5 billion (approx) acquisitions under negotiation**
- **Anticipate use of top up Dec 2005**
- **Market update fourth quarter**

JOINT VENTURE OPERATING PLATFORM






GPT Team

General Manager, JV appointed	**Appointed**
Investment Manager, Europe	**Short Listed**
Investment Analyst	**Appointed**

GPT portfolio teams assisting where appropriate

Joint Venture Committee

3 GPT and 3 Babcock & Brown appointments

Operating processes / protocols established

Corporate entity

European (Luxembourg) entity established

People, systems being put in place

Secondments from both entities (GPT – 1: B&B – 2)

Administrative staff being recruited locally

GPT: ASSET BREAKDOWN



JV investment represents 5% total investment assets*

Core Portfolio $8.7 billion


Hotels
Mplanned communities
Industrial
Retail
Office
JV

•At 30 June 2005 – excludes retail assets sold and includes equity investment in JV and acquisition of El Questro Resort

RETAIL








GPT

KEY RESULTS: RETAIL PORTFOLIO






Income up 4% like with like (10.4% overall)

Strong sales and operating results*

- **Total centre MAT/sqm up 3.4%**
- **Specialty MAT/sqm up 6.5%**
- **Regional specialty sales/sqm at $9,520**
- **Regional specialty occupancy costs at 14.5%**

Occupancy high and arrears low

- **Vacancy less than 1% GLA**
- **Arrears 0.1% of billings**

*Excluding centres impacted by development

Strong Development Pipeline






	2003	2004	2005	2006	2007	2008
Melbourne Central						

Underway   Planned

GPT

MELBOURNE CENTRAL



MELBOURNE CENTRAL








GPT

RETAIL









Company - GPT RE Limited
File No 34819

Strong Development Pipeline








2003
2004
2005
2006
2007
2008
Melbourne Central
Penrith Plaza
Macarthur Square
Rouse Hill Regional Centre
Charlestown Square
Underway
Planned

GPT

Company - GPT RE Limited
File No 34819

OFFICE






GPT

KEY RESULTS: OFFICE






- Income up 0.4% like with like (4.3% overall)
- Occupancy increased to 94%
  - **61,000 sqm leased to June 05**
  - **Terms agreed over 15,000 sqm**
  - **Agreed terms with Rabo Australia for 9,000 sqm (DP3)**
- Manageable lease expiry profile
  - **Average lease term 6.1 years**
- Darling Park Stage 3
  - **Completion ahead of schedule (end 2005)**
  - **Leasing underway (three floors remaining)**

EXPIRY PROFILE



Office Lease Expiry Profile by Area 30 June 2005*


Portfolio by Area
%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
6.0%
2.1%
6.2%
5.4%
8.6%
13.8%
57.7%
Vacant
2005
2006
2007
2008
2009
Beyond

* Excludes Darling Park Stage 3

HOTEL/TOURISM











STRONG OPERATING RESULTS






Portfolio income up 13.5% like with like (46% overall)

Ayers Rock Resort

Revenue	**+13.1%**
Room Nights Sold	**+9.7%**
Room Rate	**+6.0%**
GPT Income	**+16.9%**

Four Points by Sheraton Sydney

Revenue	**+4.1%**
Room Nights Sold	**(4.8%)**
Room Rate	**+9.9%**
GPT Income	**+3.1%**

GPT

RECENT ACQUISITIONS






Lodges Portfolio

Revenue	**(5.3%)**
Room Nights Sold	**(7.4%)**
Room Rate	**+1.0%**

Portfolio successfully integrated

Impacted by weak domestic conditions

Portfolio enhanced with El Questro acquisition

GPT

INDUSTRIAL/ BUSINESS PARK





GPT

Company - GPT RE Limited
File No 34819

KEY RESULTS: INDUSTRIAL/ BUSINESS PARK



Income up 4.3% like with like (15.9% overall)

High occupancy – 98.5% (incl. land leases)

Long average lease term – 5.4 years

Austrak, Somerton

- **Coles Myer National Distribution Centre (74,700 sqm)**
- **Labelmakers (22,200 sqm)**
- **P&O Terminal lease**

Quad 4 and 5 Figtree Drive

MASTERPLANNED URBAN COMMUNITIES











GPT

CAPITAL MANAGEMENT






- Total assets $9.3 billion
- Gearing of 30.5% (limit 40%)
- Total borrowings $2.8 billion
  - **$2,320 million AUD**
  - **300 million Euro (AUD equivalent approx $480 million)**
  - **Current effective interest rate 6.2%**
- Strategy to extend duration
  - **$300m MTN issue**
  - **600m Euro facility established**

Note: Figures adjusted for the sale of interests in Penrith and Woden Plazas

GPT STRATEGY





Core portfolio

Ongoing active management to drive returns

Expansion through acquisitions and developments

Joint Venture

Continued focus on converting pipeline assets, stable cashflows / locked in funding spreads

Establishment of funds management platform

GPT positioning

Identify additional growth opportunities (businesses/sectors)

IN SUMMARY






Core portfolio performance strong

Smooth transition proceeding

JV investment well progressed

Growth opportunities domestically and offshore

On track to deliver on strategy and forecasts

GPT



QUESTIONS

GPT

4 August 2005

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust

Level 52
MLC Centre
19-29 Martin Place
Sydney NSW 2000
Australia

GPT Securityholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9225 9318

gpt@gpt.com.au

www.gpt.com.au

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Dear Sir

GPT GROUP

1. Half Year Results for period to 30 June 2005

GPT releases the attached statement regarding the GPT Group's results for the six months to 30 June 2005. Also attached are audited financial statements of the GPT Group for the six months to 30 June 2005 and ASX Appendix 4D.

2. June Quarter Distribution

GPT advises the income distribution for the quarter ended 30 June 2005 will be 5.7 cents per stapled security. This comprises:

Trust Distribution	5.7 cents
Company Dividend	Nil
Total Amount Distributed	**5.7 cents**

(a) Trust Distribution

A distribution for the three months ended 30 June 2005 of 5.7 cents per security will be paid by the Trust on 26 August 2005 (the distribution for the three months ended 30 June 2004 was 5.5 cents per security and the distribution for the three months ended 31 March 2005 was 5.7 cents per security).

(b) Income Tax Deferred Component

The distribution advice for the June quarter will advise that no component of the distribution is tax deferred.

(c) Company Dividend

No dividend will be paid for this period.

(d) Books Closing Date

In accordance with Listing Rule 3A(5), we give formal notice that the register of security holders will close at 5.00pm, 15 August 2005 for the purpose of determining those security holders entitled to participate in the distribution for the quarter ended 30 June 2005, payable on 26 August 2005.

Documents will be accepted for registration until 5.00 pm on the books closing date at the Sydney Register only:

Securities Registration Services
ASX Perpetual Registrars Limited
Level 8, 580 George Street
SYDNEY NSW 2000

Yours faithfully

James A Coyne
Company Secretary

GPT

THE GPT GROUP ANNOUNCES

Results for the six months to 30 June 2005

4 August 2005

Strong performance from core portfolio positions the new GPT Group to deliver on growth strategy and forecasts

GPT today announced a solid operating result and successful implementation of the internalisation proposal and associated joint venture investment. While the benefit of the internalisation of management and investment in the Joint Venture with Babcock & Brown did not impact financial performance in this period (as it only commenced on 30 June 2005), ongoing robust performance from GPT's established domestic portfolio was achieved. Consequently, the Group is well positioned to achieve the significant increases in income to investors forecast over 2005 and 2006.

While reported profit after tax under the new International Financial Reporting Standards (A-IFRS) is $66.2 million, a more accurate reflection of GPT's underlying performance is the distribution paid to securityholders which is comparable to previous reported profit. This figure increased by 4.6% on the previous period to $230.3 million (up from $219.8 million in 2004).

A payment to securityholders of 5.7 cents per security (cps) for the June quarter was announced, taking the distribution for the six months to June 2005 to 11.4 cps. This represents an increase of 4.6% on the distribution for the six months to June 2004.

Underlying earnings per security increased by 3% (compared to the previous corresponding period), in line with GPT's growth target for the core portfolio*.

* Excludes the impact of performance fee paid in 2004, costs associated with the Stockland takeover offer and internalisation proposal. Also excludes the impact of the adoption of A-IFRS on the financial statements. Earnings per security is before fair value adjustments, recognition of rent frees, amortisation of lease incentives, profit on disposal of properties, costs associated with internalisation and finance costs to securityholders.

CEO of the GPT Group, Mr Nic Lyons, said solid performance had been achieved, reflecting an excellent result from GPT's property portfolio and the positive impact of recent acquisitions and successfully completed developments.

"This is our first report under A-IFRS and as an independent stapled entity, so our financial performance is presented in a format that is different from previous results."

"Notwithstanding these changes in presentation, this is a strong result which continues to build upon our earnings and distribution growth over the past few years."

"Not only has GPT delivered a sound result from its traditional operations but, over the period, we implemented the internalisation proposal and joint venture investment, effectively positioning GPT to deliver a 16.5% increase in distributions next year and substantial distribution growth in the years ahead."

"The high quality of GPT's $8.7 billion core Australian portfolio and the benefit of focused active management and development is illustrated by an increase in income from each of the portfolios, with significant increases in income from the Hotel/Tourism Portfolio and the Office Portfolio displaying resilience in difficult market conditions. The Retail and Industrial/Business Park Portfolios continued growth in income, reflecting not only the quality of existing assets but the benefit of recent developments," Mr Lyons said.

Internalisation Update

The internalisation of management is virtually complete, with GPT operating from new premises in the MLC Centre since 6 June 2005.

Transition costs were in line with the forecast outlined in the Notice of Meeting and Explanatory Memorandum (EM) dated 2 May 2005. In addition, a payment to Lend Lease, of $16.5 million, was well below the $45 million contemplated in this document.

This transition will be finalised on 15 August when the remaining members of the retail team transfer to GPT with the property management of GPT's 10 fully owned shopping centres and 11 Homemaker assets.

"We have an outstanding team of committed property professionals who are experienced with GPT's assets. On completion of the transition, we will have around 200 staff, including a retail team delivering property, leasing and development management," Mr Lyons said.

On 1 July 2005 GPT announced implementation of the Penrith and Woden Plaza transactions outlined in the EM. Westfield has replaced Lend Lease as manager of these assets. GPT will continue as a 50% owner in each of these centres. The option agreement in respect of Sunshine Plaza remains subject to certain preconditions which have not been met.

The Joint Venture agreement with Babcock & Brown was implemented as planned and the Joint Venture (JV) acquired its first assets – consisting of six German residential and office assets and one retail asset in Prague with a value of $1.1 billion, on 30 June 2005. GPT's current equity investment in the JV represents approximately 5% of the Group's total property investments.

The General Manager for the JV, Neil Tobin, has been appointed and two additional staff are being recruited to complete GPT's resourcing. The pipeline of acquisitions, a key determinant of the future success of the JV, is strong, with $1.5 billion in assets currently under negotiation and a range of additional opportunities progressively being reviewed.

"Although it is early days, we have been impressed with the quality of the opportunities available to the JV and our belief in the ability of the JV to deliver value to GPT investors continues to grow. We have already established an excellent working relationship with Babcock & Brown and have confidence in the platform they have developed in global property markets."

"We remain confident of having the JV fully invested in line with our target of December 2006," Mr Lyons said.

Mr Lyons said GPT was in great shape to deliver on the forecasts for distributions of 13.0 cps for the six months to 31 December 2005 and 27.5 cps for the year ending 31 December 2006, as outlined in GPT's recent EM.

"In addition to performance from GPT's quality core portfolio, developments, fee savings as a result of the internalisation and the benefit of the joint venture investment will assist in driving returns to investors. Investors will also benefit from the opportunity to recycle capital and the broader range of opportunities available to GPT as a stapled security," Mr Lyons said.

As outlined in the EM, cost savings have been achieved as a result of the internalisation and GPT's management expense ratio, previously a range of 45-60 basis points under Lend Lease's management, has now been reduced to approximately 25 basis points.

Core Portfolio Performance

Despite a range of distractions in the six months to June 2005, a number of opportunities that will contribute to medium-term earnings growth from the core portfolio were identified and implemented. The core portfolio will continue to represent at least 85% of GPT's total property assets and is a major driver of future performance.

GPT's large-scale retail development pipeline made considerable progress. At the $260 million Melbourne Central redevelopment, only one store remains to be leased. The leisure and entertainment precinct, which was damaged by fire during construction, will be complete in September 2005.

A major expansion of Penrith Plaza will be complete in November this year and, at Macarthur Square, the first stage of the development is due to open in time for Christmas, with the second stage expected to be finalised early in 2006. Future developments, including the Rouse Hill Town Centre and an expansion of Charlestown Square, also achieved key milestones during the period.

In the Office Portfolio, work is progressing ahead of schedule on the third and final stage of the Darling Park Complex in Sydney and additional leasing has resulted in only three floors remaining to be leased.

The Industrial/Business Park Portfolio achieved additional growth with a major lease commitment to Coles Myer for a new 74,700 sqm national distribution centre at the Austrak Business Park in Somerton, Victoria. Combined with a lease to P&O Ports for the intermodal terminal and a commitment by Labelmakers to a 22,200 sqm facility, 60% of the 100 hectare park will be developed.

Operationally, the Group's property portfolios continue to deliver solid returns and income growth, with each portfolio increasing income over the previous corresponding period. High productivity levels, reasonable occupancy costs and almost full occupancy across the Retail Portfolio position it for continued robust growth over the medium term. Income from the Hotel/Tourism Portfolio increased significantly (up 13.5% on a like for like basis) despite weaker than expected domestic travel, as increased inbound tourism contributed to strong revenue growth from Ayers Rock Resort, GPT's major tourism asset.

Whilst demand across the office sector has been inconsistent, GPT's Office Portfolio has maintained its occupancy level and delivered income growth of 4.3%. The acquisition of the third stage of the Darling Park Complex reinforces management's focus on upgrading the Portfolio to contemporary assets. The Industrial/Business Park Portfolio delivered solid income growth while the acquisition of 5 Figtree Drive in Sydney's Homebush Bay (announced on 1 August), has expanded the development pipeline in this sector.

Capital Management

GPT maintains its strong balance sheet. As at 30 June 2005 (adjusted for the sale of interests in Woden and Penrith Plazas) GPT had total assets of $9.3 billion and borrowings of $2.8 billion, or 30.5% of total assets. This level of borrowing remains below GPT's maximum borrowing limit (of 40% of total tangible assets) and is also below the LPT sector average of 37.4%.

Following the implementation of the internalisation, GPT issued $300 million in Medium Term Notes (MTNs), and also established a 600 million Euro debt facility. The proceeds of the MTN issue and the proceeds from the sale of interests in Penrith and Woden Plazas along with a recent drawdown of 300 million under the Euro debt facility have been used to repay short term debt and to fund GPT's equity investment in the JV with Babcock & Brown.

The pricing and term of GPT's MTN issue (at 47 basis points above the relevant benchmark) confirmed the attractiveness of GPT's debt and the Group's ability to access competitive funding.

The current weighted average interest rate of GPT's debt is 6.2% (after fees and margins).

Yield

The yield on the closing price yesterday of $3.84 was 7.16% (based on forecast 2006 distributions).

NTA

Net Tangible Asset Backing (NTA) per security increased to $3.03, an increase of 1 cent on the 31 December 2004 NTA.

Security Price

GPT securities closed at $3.65 on 30 June 2005, up from $3.49 at 30 June 2004. The price performance of GPT securities since the internalisation has been strong, with the price closing at $3.84 on 3 August.

GPT's full year accumulation (security price movement and income) return for the year to 30 June 2005 was 11.2%, which was below the S&P/ASX Property 200 Accumulation Index return of 18.1%. GPT delivered a one year accumulation return of 33.6% for the year ended December 2004.

Outlook

Mr Lyons said he was optimistic about GPT's outlook and remained confident in the ability of the Group to deliver the forecasts outlined in the recent EM.

"For the first time in over a year, we are not dealing with external issues. We have a clear strategy and direction, an energetic and committed team and complete control over our ability to deliver improved returns to investors. This is an exciting period for GPT and one which should deliver significant improvements in returns to our investors," Mr Lyons said.

ENDS

For further information contact:

Nic Lyons	Michael O'Brien	Donna Byrne
CEO	Chief Operating Officer	Head Investor Relations and Corporate Affairs
02 8239 565	02 8239 3544	02 8239 3515
0401 719 899	0417 691 028	0401 711 542

ADDITIONAL INFORMATION

Retail Portfolio

Head of Retail for GPT, Mr Mark Fookes, said performance from GPT's Retail Portfolio in the six months to 30 June 2005 had been strong, with the Portfolio delivering income growth of 4% on a comparable basis and GPT's shopping centres continuing to trade above industry sales productivity benchmarks.

Regional specialty sales of $9,520 per sqm across GPT's shopping centres remain well above the industry average and specialty occupancy costs, at 14.5%, are reasonable, enhancing the prospects for continued rental income growth. Total centre sales per square metre across GPT's shopping centres increased by 3.4% and specialty sales per square metre were up 6.5% in the year to 30 June 2005.

GPT's shopping centres continue to have high occupancy, with less than 1% of gross lettable area (GLA) vacant.

Transactions

Construction of the 16,000 sqm second stage of Fortitude Valley Homemaker City, in Brisbane, at a cost of $53 million, was completed in July. The remaining component of the first stage of the Centre, strategically located between the two stages of the development already owned by GPT, was acquired in March 2005 for $35.6 million. Combined with GPT's original investment, GPT now has a $122 million bulky goods centre of significant scale, consisting of Homemaker retail and commercial facilities with associated car parking.

Following the sale of two smaller bulky goods centres last year (located at Springwood, Qld and Prospect, NSW), GPT continued to rationalise the Portfolio with the sale of Homemaker City Underwood. The sale price of $19 million was well above the book value at 31 December 2004 of $13 million. The asset, which was a smaller non-core component of the Portfolio, had been acquired with the original homemaker portfolio in November 2001 for approximately $10.5 million.

On 1 July 2005, GPT implemented with Westfield the transaction regarding Woden Plaza outlined in the Notice of Meeting and Explanatory Memorandum dated 2 May 2005. Both parties are proceeding to implement the transaction in relation to Penrith Plaza.

Development Update

Across the Retail Portfolio a key driver of future growth is the significant pipeline of current and future projects with a potential value of over $1 billion over the next four years. These projects will supplement the growth being achieved by the Portfolio in future years.

The major redevelopment of Melbourne Central was largely complete in December 2004 and the entertainment precinct, which includes the cinemas and restaurants, will be complete in September 2005. Only one store remains to be leased (less than 1% of income). More than 260 of the 287 tenancies are open and trading, including mini-major retailers such as Borders, Coles, Freedom and Bay Swiss, combined with some innovative retail concepts. The project is forecast to achieve a stabilised yield of approximately 8%.

The $70 million expansion of Penrith Plaza (GPT's 50% share) is progressing well, and is on track for completion in November this year. Income is approximately 97% committed and the project is on track to achieve a yield in excess of the targeted 8%.

The $109 million (GPT's 50% share) expansion of Macarthur Square is also progressing well with income 78% committed. The first stage is due to open in November 2005 and the second stage of the development, which includes the Town Square precinct, will open in early 2006. A year one yield of 8% is anticipated.

The precinct plan for the new Town Centre at the Rouse Hill Regional Centre was approved on 26 July 2005, paving the way for the development to proceed and construction to commence early in 2006. The Town Centre is one of the last major greenfield regional retail opportunities within the Sydney metropolitan area and represents a unique opportunity for the Group to develop a new retail precinct as part of a planned community. GPT will develop and own the Town Centre (shopping centre) and is in joint venture with Lend Lease to develop the remaining facilities and the residential component of this $1.2 billion project.

At Charlestown Square, masterplanning is advanced for a proposed expansion of the 47,000 sqm Centre to 80,000 sqm. An extensive community and authority engagement program has already been conducted and Lake Macquarie Council has formally committed to discussions regarding land transactions required for the development to proceed.

"We have an excellent portfolio of Retail assets which have benefited from intensive management and prudent ongoing development. Redevelopments at Penrith Plaza, Macarthur Square and Melbourne Central will complete over the next 12 months. These, combined with future planned developments such as the expansion of Charlestown Square and the creation of a retail centre at Rouse Hill, will deliver further growth in the medium term," Mr Fookes said.

"Opportunities to extract future investment returns through development of existing assets will be a key focus of the retail team and we remain confident the Portfolio can continue to deliver long term investment performance," Mr Fookes said.

Office Portfolio

Despite challenging market conditions, characterised by soft demand in the major market of Sydney, GPT's Office Portfolio performed well, delivering income growth and increasing occupancy.

Across GPT's $3.2 billion Office Portfolio, over 61,000 sqm was leased in the six months to June 2005, resulting in an overall occupancy of 94.0% for the Portfolio. This represented a slight increase in the occupancy at December and is above market occupancy of 91.9%.

Mr Tony Cope, GPT's Office Portfolio Manager, said that GPT continued to be positive about the future of the Office Portfolio and growth in the medium term, despite the ongoing uncertainty about the timing of a sustainable improvement in market conditions, particularly in Sydney. GPT retains a long average lease term of 6.1 years and limited short-term expiry across the Portfolio.

"The quality of our Office Portfolio and our success in continuing to lease space across our assets underpinned solid performance from the Portfolio. Economic fundamentals are positive and should support a return to more favourable conditions across the markets with commensurate uplift in the returns from GPT's Office Portfolio," Mr Cope said.

Acquisitions and developments

The third stage of the Darling Park Complex in Sydney, acquired by GPT in April 2004, is due to be completed at the end of this year, ahead of schedule. The development, anticipated to provide a first year yield of 7.2%, consists of an 18-level (30,000 sqm) office tower and 160 car spaces. On 2 August, GPT announced terms had been agreed with Rabobank to lease 9,000 sqm of the high-rise space, leaving only three floors to be leased over the remainder of the development.

Leasing

Significant leasing was undertaken across the Portfolio, with over 61,000 sqm leased or renewed across GPT's office assets in the six months to 30 June 2005 and terms were agreed over a further 15,000 sqm. This leasing, undertaken across a range of assets within the Portfolio, included:

- At Australia Square, in Sydney, occupancy increased to 71.6%, up from 65.2% at December with 6,700 sqm leased or renewed, including leases to Westpoint Corporation (1,600 sqm), Thomson Playford Services (1,600 sqm) and Jones Day Pty Ltd (350 sqm).

- At the HSBC Centre, also in Sydney, a lease over 13,000 sqm to HSBC for a term of six years.

- At Melbourne Central, leases to Telstra (over 9,000 sqm from 1 November 2005) and the ACCC (3,000 sqm from 1 January 2006) reduced short-term expiry risk at this asset. The asset currently has only 1% vacancy.

"While we have some leasing challenges, we are continuing to focus on expiry across our assets. Overall, we are pleased with the performance and position of the Portfolio, although future performance will depend on improvements in demand over 2005 and 2006."

"Positive leading indicators in terms of job advertisements, employment gains and heightened business investment are all pointing in the right direction, so we are optimistic. The performance of the Portfolio in the medium term is expected to improve as office markets strengthen and we benefit from the completion of Darling Park 3," said Mr Cope.

Hotel / Tourism Portfolio

Mr Bruce Morris, GPT's Hotel/Tourism Portfolio Manager, said that a strong increase in inbound tourism had assisted GPT's Portfolio, with income at Ayers Rock Resort up by almost 17%.

Income to GPT from the Portfolio was up 13.5% on a like for like basis.

"Inbound tourism to Australia continued its recovery and GPT's Portfolio profited from this upturn with increased revenue at Ayers Rock Resort, the Four Points by Sheraton and Brisbane Holiday Inn, driving improvements in income at these assets. We are anticipating improvements in performance to continue as we see the benefits of ongoing growth in inbound tourism," Mr Morris said.

The Four Points by Sheraton continued to increase room rate over the year and Ayers Rock Resort exhibited a return to growth following the negative impact of external shocks in previous years. At Ayers Rock Resort, occupancy increased by almost 5% on the previous period, to 60%, and the asset retains capacity for further growth as the inbound market continues to gain momentum.

The performance of the P&O resorts (now Voyages Lodges), acquired by GPT in July 2004, was adversely impacted by relatively flat domestic tourism. Opportunities to improve performance exist through increasing the proportion of inbound visitation at these assets. Voyages has now fully integrated these properties into its operations, delivering on forecast cost savings and providing the potential to market the assets in key inbound markets, a major driver of performance for Ayers Rock Resort. The Lodges portfolio, which includes Dunk, Bedarra, Brampton, Heron, Lizard and Wilson Islands as well as Silky Oaks and Cradle Mountain Lodge, was recently expanded with the acquisition in July 2005 of El Questro Resort in Western Australia. El Questro is located in a unique natural environment, the Kimberley region, and comprises 73 accommodation units. The Resort was acquired for $17.4 million and is anticipated to deliver a year one yield of approximately 10%.

"We continue to be optimistic about the long-term outlook for inbound tourism to Australia and the prospects for GPT's Hotel/Tourism Portfolio, which has an unrivalled position in the nature-based tourism sector and a range of quality assets in major Australian tourism locations," Mr Morris said.

Industrial / Business Park Portfolio

GPT's Industrial/Business Park Portfolio grew to $354 million at 30 June 2005 and additional growth was secured with a recent acquisition at Homebush Bay and significant leasing at the Austrak Business Park in Somerton, Victoria.

Mr Victor Georos, Industrial/Business Park Portfolio Manager, said the Portfolio was benefiting from its strategy of positioning for growth through development with significant income growth secured through recent leasing. Since January 2005, over 347,000 sqm was leased or renewed at GPT's assets. This included major leases to P&O Ports Ltd (of the terminal at the Austrak Business Park in Somerton on a 10 year term) and a precommitment by Coles Myer, announced in July, to the construction of a new 74,700 sqm national distribution facility, also at Somerton, on a 20 year term.

Portfolio occupancy is currently at 98.5% (including land leases) and the average lease term is 5.4 years (by income).

"We have been very active in securing future growth for the Portfolio over the last few months and are advanced with future expansion opportunities. Our presence at Homebush Bay in NSW has been further extended with the lodgement of a development application for the last stage of the Quad development and we also announced the acquisition of 5 Figtree Drive on 1 August, enhancing the long term expansion potential in this precinct," Mr Georos said.

"In addition to quality existing assets and planned developments, the Portfolio retains further expansion land across a range of assets which will facilitate medium term growth," Mr Georos said.

Masterplanned Urban Communities

Further progress was made on both the Rouse Hill Regional Centre (NSW) and the Twin Waters development (Qld) over the first half of 2005.

The precinct masterplan for Rouse Hill Town Centre, which includes the retail Town Centre and associated infrastructure, was approved in July 2005, paving the way for commencement of the project in early 2006.

A development application for Stage I of the Twin Waters development, in Mudjimba, Queensland, which increased density has now been approved. The existing Resort is trading well and a significant profit was achieved on the sale of the Golf Course during the period.

Both projects are long-term projects with the ability to stage supply in response to demand, and are continuing to progress. Major works are anticipated to commence next year at both properties.

Financial Summary

	6 months to June 2004	6 months to June 2005
Earnings & Distributions		
Earnings (cents per security)	10.9	11.4
Distribution (cents per security)	10.9	11.4
Tax advantaged	44.9%	0%
Total Income		
Retail	$144.0m*	$159.0m
Office	$109.2m	$113.9m
Hotel/Tourism	$24.6m	$36.0m
Industrial/Business Park	$10.7m	$12.4m
Masterplanned Urban Communities	$1.2m	$2.2m
	At 31 Dec 2004	**At 30 June 2005****
Assets		
Total assets	$9,097.0m	$9,316.9m
Borrowings	$2,698.6m	$2,843.0m
Debt to total assets	29.7%	30.5%
Securities on issue ('000)	2,016,717	2,016,717
Net asset backing/security	$3.02	$3.03
Security price	$3.74	$3.65
Retail		
Total value	$4,749.5m	$4,312.6m
Portfolio allocation (by value)	53%	47%
Total centre sales per sqm growth	4.4%	3.4%
Specialty occupancy costs	14.2%	14.4%
Occupancy (retail centres)	99%	99%
Office		
Total value	$3,078.9m	$3,155.7m
Portfolio allocation (by value)	34%	35%
Portfolio occupancy	94%	94%
Hotel/Tourism		
Total value	$776.9m	$831.6m
Portfolio allocation (by value)	9%	9%
Industrial/Business Park		
Total value	$327.8m	$354.0m
Portfolio allocation (by value)	4%	4%
Portfolio occupancy	100%	97%
Masterplanned Urban Communities		
Total value	$36.1m	$41.0m
Equity Investment in JV	N/a	$446.5m

* Income includes ground rent and income from deposits under retail property JVIA (Sunshine Plaza).

** Adjusted for the $17.4 million acquisition of El Questro Resort in July 2005 and the sale of 50% interests in Woden and Penrith Plazas on 1 July 2005.

ENDS

Interim Financial Report

The GPT Group (GPT)

comprising General Property Trust and its controlled entities

30 June 2005

ABN 58 071 755 609

Directors' Report

The directors of GPT RE Limited, the Responsible Entity of General Property Trust, present their report together with the interim financial reports of the GPT Group comprising General Property Trust and its controlled entities for the half-year ended 30 June 2005 and the Review Report thereon.

Directors

The following persons were directors of GPT RE Limited during the reporting period:

Peter Joseph (Chairman)*
Malcolm Latham*
Ian Martin (appointed 2 June 2005)
Brian Norris*
Eric Goodwin*
Nic Lyons (appointed 2 June 2005)
Ken Moss*
Elizabeth Nosworthy*

* These persons were also directors of GPT Management Limited (now called Lend Lease Funds Management Limited), the Responsible Entity of General Property Trust until GPT RE Limited replaced GPT Management Limited on 6 June 2005.

The GPT Group (GPT)

Following unitholders approval on 2 June 2005, a stapled entity (the GPT Group (GPT)) was formed on 10 June 2005 by stapling together the units in General Property Trust (the Trust) to the shares in GPT Management Holdings Limited (the Company). The consolidated results reflect the performance of the Trust and its subsidiaries from 1 January 2005 and the addition of the Company and its subsidiaries from the date of consolidation, 2 June 2005 to 30 June 2005.

Principal Activity

The principal activity of GPT is real estate investment.

Review of Operations and Changes in the State of Affairs

First Financial Report under the Australian equivalents to International Financial Reporting Standards (AIFRSs).

This interim financial report is the first GPT interim financial report to be prepared in accordance with AIFRSs. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements. When preparing the GPT interim financial report for the half-year ended 30 June 2005, management has amended certain accounting and valuation methods applied in the previous AGAAP financial statements to comply with AIFRS. The comparative figures were restated to reflect these adjustments. Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on GPT's equity and net profit are set out in Note 19.

Financial Results

On the implementation of AIFRS, securityholder interests were required to be accounted for as liabilities. Following a change in the constitution on 2 June 2005, securityholder interests are now classified as equity. As a consequence, amounts accruing to securityholders until 2 June 2005 were accounted for as finance costs. Since 2 June 2005, amounts accruing to securityholders are accounted for as profit or movements in reserves. Therefore, total amounts accruing to securityholders recognised in the Condensed Income Statement for the period to 30 June 2005 are $271.7m. This comprises profit after tax of $66.2m and finance costs of $205.5m. The period to 30 June 2004 comprised entirely of finance costs of $230.3m.

Directors' Report (Continued)

The following table sets out a reconciliation of securityholder interests at the start of the period to those at the end of the period.

	30 Jun 2005 $m	30 Jun 2004 $m
Securityholder interests at the beginning of the period (liability)	6,074.5	5308.4
Securityholder interests at the end of the period (equity)	6,123.4	5519.2
Increase	48.9	210.8
The increase in securityholder interests comprises:		
Finance costs to securityholders	205.5	230.3
Profit after income tax	66.2	-
	271.7	230.3
Foreign Currency Translation Reserve	7.2	-
Securities issued	-	200.3
Less: amounts paid/payable to securityholders	(230.0)	(219.8)
	48.9	210.8

Earnings per Security

The earnings per security for the reporting period ended 30 June 2005 was 3.3 cents (Jun 2004: 0.0 cents)

The earnings per security before fair value adjustments, recognition of rent frees, amortisation of lease incentives, profit on disposal of properties, costs associated with internalisation and finance costs to securityholders for the reporting period ended 30 June 2005 was 11.4 cents (Jun 2004: 10.9 cents).

During the financial period, GPT acquired Homemaker City Fortitude Valley Stage 3, in Queensland. GPT also acquired Brampton Island and the right to operate Lizard Island Resort in Queensland from Voyages Hotels & Resorts Pty Limited before taking control of the entity on 30 June 2005. In addition, Homemaker City Underwood, a parcel of surplus land at Macarthur Square and a surplus property in Little Lonsdale Street at Melbourne Central were divested.

In June 2005, the GPT Group was formed by the stapling of the units in the Trust to the shares in the Company following unitholder approval on 2 June 2005. The Trust and the Company entered into the Stapling Deed (on 2 June 2005) which sets out the terms of the relationship between the entities with respect to the stapled securities. The Stapling Deed ensures that the entities must operate on a co-operative basis for the benefit of holders of Stapled Securities as a whole.

In conjunction with the stapling, the Company acquired GPT RE Limited to act as the responsible entity of the Trust following GPT Management Limited being replaced by GPT RE Limited as the responsible entity of the Trust.

On 30 June 2005, GPT entered into European Real Estate Joint Venture S.a.r.l, a joint venture with Babcock & Brown Limited. The joint venture will seek to identify and invest in real estate opportunities which offer superior risk adjusted returns, and establish and manage third party funds.

Finance Costs and Distributions

The Responsible Entity of the Trust has determined the payment of finance costs and distributions for the reporting period ended 30 June 2005 of 11.4 cents per unit (Jun 2004: 10.9 cents).

Directors' Report (Continued)

Events Subsequent to Balance Date

Asset Sales

On 12 February 2005 GPT announced it had entered into conditional contracts for the sale of part interests in Penrith Plaza, Woden Plaza and Sunshine Plaza to Westfield as part of its internalisation process. As at 30 June 2005, the sales of Penrith Plaza and Woden Plaza contacts had not yet been completed.

All conditional requirements on the previously announced sale of 50% of GPT's interest in Woden Plaza in Canberra were met by 1 July 2005 and as a consequence settlement of $242m was received on that date. GPT also proceeded to implement the transaction in relation to Penrith Plaza with $368.2m being received on 1 July 2005.

GPT is not obliged to sell the interest in Sunshine Plaza unless certain preconditions have been met. As at the date of these financial statements those conditions have not been met and GPT's interest has not been sold.

Acquisitions

On 29 June 2005 GPT announced its intention to acquire the El Questro resort in Western Australia for $17.4m, this acquisition was completed on 7 July 2005.

On 14 July 2005 GPT and its Austrak Business Park co-owner, Austrak, reached agreement with Coles Myer to develop a $100m national distribution centre for Coles Myer. GPT owns 50% of the business park and the project is scheduled for completion during the first half of 2007.

On 1 August 2005 GPT announced the exchange of contracts for the purchase of 5 Figtree Drive, Homebush Bay for $19.0m.

Rounding of Amounts

The amounts disclosed in the Directors' Report have been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, pursuant to which, unless otherwise indicated, the amounts in the Directors' Report have been rounded to the nearest tenth of a million dollars.

Dated at SYDNEY this 3rd day of August, 2005

Signed in accordance with a resolution of the directors.

Director   Director

Company - GPT RE Limited
File No 34819

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the review of the GPT Group (comprising General Property Trust and its controlled entities) for the half year ended 30 June 2005, I declare that to the best of my knowledge and belief, the only contravention of:

a) the auditor independence requirements of the *Corporations Act 2001* in relation to the review and
b) any applicable code of professional conduct in relation to the review;

is set out below.

On 26 July 2005 an employee of the firm who provided non-audit services to GPT during the period, reported holding an immaterial investment in GPT through a self managed superannuation fund. This investment was sold within 1 business day of reporting the holding to the firm.

This matter was identified as part of our on-going quality control system. All reasonable steps were undertaken to ensure that the matter was resolved as soon as possible. I report that this matter has been resolved, and in doing so do not believe the matter has impacted my objectivity and impartiality for the purpose of this review.

This declaration is in respect of the GPT Group during the period.

RD Deutsch
Partner
PricewaterhouseCoopers

Sydney
3 August 2005

Condensed Income Statement
Half-Year ended 30 June 2005

	Note	Consolidated 30 Jun 2005 $m	Consolidated 30 Jun 2004 $m
Revenue			
Rent from investment properties		345.5	313.3
Net gain from fair value adjustments on investment properties	19	104.4	22.7
Interest - Joint venture investment arrangements		-	2.4
Interest - Cash and loans		4.9	2.5
Net gain on disposal of investment properties		9.3	-
Income and fair value movements of associates and joint ventures		50.5	39.0
Total Revenue		514.6	379.9
Expenses			
Rates, taxes and other property outgoings		76.1	71.6
Repairs and maintenance		6.3	5.5
Provision for doubtful debts		0.1	0.1
Responsible entity's fee	3	16.4	19.7
Management and administration costs		1.5	-
Audit and accounting fees	3	0.5	0.5
Finance costs to financial institutions		74.2	52.0
Finance costs to securityholders	12,19	205.5	230.3
Net loss/(gain) on remeasurement of interest rate derivatives to fair value		9.6	(2.7)
Net loss on remeasurement of foreign exchange derivatives to fair value		7.0	-
Impairment loss		10.7	-
Costs associated with internalisation		40.4	-
Other expenses		1.9	2.9
Total Expenses		449.2	379.9
Profit before income tax		65.4	-
Income tax benefit / (expense)		0.8	-
Profit after income tax		66.2	-
Profit attributable to securityholders of GPT		66.2	-
		Cents	Cents
Basic and diluted earnings per security		3.3	0.0
Basic earnings per security before fair value adjustments, recognition of rent frees, amortisation of lease incentives, profit on disposal of properties, costs associated with internalisation and finance costs to securityholders		11.4	10.9

The above Condensed Income Statement should be read in conjunction with the accompanying notes.

Reconciliation of amounts paid/payable to securityholders

	Note	30 Jun 2005 $m	30 Jun 2004 $m
Profit after income tax		66.2	-
Finance costs to securityholders		205.5	230.3
Fair value adjustments		(82.6)	(19.9)
Revenue adjustments		6.2	6.1
Net gain on disposal of properties		(9.3)	-
Costs associated with internalisation		40.4	-
Other		3.9	-
Amounts payable to securityholders		230.3	216.5
Unpaid entitlement at the beginning of the reporting period	12	8.6	7.6
Transfer from securityholder contributions		-	2.6
Total available for payment		238.9	226.7
Finance costs paid / payable and distributions payable	2	(230.0)	(219.8)
Realised income entitlement at the end of the reporting period	12	8.9	6.9

The GPT Group comprising General Property Trust and its Controlled Entities

Condensed Balance Sheet
As at 30 June 2005

		Consolidated	
	Note	30 Jun 2005 $m	31 Dec 2004 $m
Current Assets			
Cash		79.3	50.9
Receivables		67.1	58.9
Derivative financial instruments	19	8.6	9.0
Other		13.9	8.2
Non-current assets held for sale	4	617.7	-
Total Current Assets		786.6	127.0
Non-current Assets			
Investment properties	4	6,563.1	7,491.3
Investments in associates and joint ventures	5	1,335.4	1,215.0
Property, plant and equipment	6,19	824.1	164.7
Other financial assets	9	378.3	102.7
Deferred tax asset		5.1	-
Other		42.0	-
Total Non Current Assets		9,148.0	8,973.7
Total Assets		9,934.6	9,100.7
Current Liabilities			
Payables		190.5	192.1
Interest bearing liabilities	10	2,118.5	1,068.7
Derivative financial instruments	19	44.1	27.9
Provisions		119.0	112.9
Total Current Liabilities		2,472.1	1,401.6
Non-current Liabilities			
Interest bearing liabilities	10	1,334.4	1,624.6
Deferred tax liability		1.2	-
Provisions		3.5	-
Total Non Current Liabilities		1,339.1	1,624.6
Liabilities (excluding amounts attributable to securityholders)		3,811.2	3,026.2
Net assets attributable to securityholders	12,19	-	6,074.5
Net Assets		6,123.4	-
Equity			
Contributed equity		4,598.5	-
Retained earnings		1,517.7	-
Foreign currency translation reserve		7.2	-
Total Equity	12	6,123.4	-

The above Condensed Balance Sheet should be read in conjunction with the accompanying notes.

Condensed Statement of Changes in Equity
Half-Year ended 30 June 2005

		Consolidated	
	Note	30 Jun 2005 $m	30 Jun 2004 $m
Total equity at the beginning of the reporting period		-	-
Profit for the reporting period		66.2	-
Total recognised income and expense for the reporting period		66.2	-
Transactions with GPT Group in their capacity as owners:			
Transfer of liabilities attributable to unitholders from liability to equity	19	6,092.6	-
Distribution payable	2	(35.4)	-
Total equity at the end of the reporting period		6,123.4	-

The above Condensed Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Condensed Cash Flow Statement
Half-Year ended 30 June 2005

	Note	Consolidated 30 Jun 2005 $m	Consolidated 30 Jun 2004 $m
Cash flows from operating activities			
Cash receipts in the course of operations (inclusive of GST)		378.5	324.1
Cash payments in the course of operations (inclusive of GST)		(170.0)	(133.0)
Interest received		5.0	5.0
Distributions received from associates and joint venture entities		43.3	48.2
Income tax expense		(0.3)	-
		256.5	244.3
Borrowing costs		(89.2)	(59.8)
Net cash inflow from operating activities	13	167.3	184.5
Cash flows from investing activities			
Payments for investment properties		(199.8)	(121.0)
Proceeds from disposal of investment properties		22.3	-
Payments for property under construction		(60.2)	(100.8)
Payments for property, plant & equipment		(0.6)	-
Payments for operating rights		(39.5)	-
Investment in associates and joint ventures		(105.6)	(7.5)
(Increase)/decrease in loans to associates and joint ventures		(344.6)	(2.8)
(Increase)/decrease in other loans		45.2	-
Net cash receipt on control of subsidiary		10.0	-
Net cash outflow from investing activities		(672.8)	(232.1)
Cash flows from financing activities			
Net Short Term Notes (paid)/issued		(5.0)	70.0
Net Commercial Bills issued		868.3	-
Net Medium Term Notes paid		(101.5)	-
Proceeds from issue of securities		-	200.3
Finance costs paid to securityholders		(227.9)	(214.2)
Net cash inflow from financing activities		533.9	56.1
Net increase in cash		28.4	8.5
Cash at the beginning of the reporting period		50.9	44.0
Cash at the end of the reporting period		79.3	52.5

The above Condensed Cash Flow Statements should be read in conjunction with the accompanying notes.

Notes to Financial Statements
Half-Year ended 30 June 2005

1. Summary of accounting policies

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 31 December 2004 and any public announcements made in respect of the GPT Group ("GPT") during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(a) Basis of preparation

This general purpose financial report for the half-year ended 30 June 2005 has been prepared in accordance with the GPT Constitution, Australian equivalents to International Financial Reporting Standards (AIFRSs): Accounting Standard AASB 134 *Interim Financial Reporting*, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*. It is prepared on the basis of the going concern and historical cost conventions, as modified by the revaluation of financial assets and liabilities (including derivative instruments), certain classes of property, plant and equipment and investment property, which have been measured at fair value.

The principal accounting policies under AIFRS and adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards
This interim financial report is the first GPT interim financial report to be prepared in accordance with AIFRSs. *AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

The financial statements of General Property Trust (the Trust) for the year ended 31 December 2004 were prepared in accordance with previous Australian Generally Accepted Accounting Principles (previous AGAAP). Previous AGAAP differs in certain respects from AIFRS. When preparing the GPT interim financial report for the half-year ended 30 June 2005, management has amended certain accounting and valuation methods applied in the previous AGAAP financial statements to comply with AIFRS. The comparative figures were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on GPT's equity and net profit are set out in Note 19.

Transitional exemptions
GPT elected not to apply AASB 3 *Business Combinations* retrospectively to all business combinations that occurred before the transition date of 1 January 2004. GPT elected not to apply any of the other AASB 1 exemptions and has elected to prepare comparative information that complies with all AIFRS including AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement.*

(b) Accounting for the GPT Group

On 10 June 2005, a stapled entity (the GPT Group 'GPT') was formed by stapling together the units in the Trust to the shares in GPT Management Holdings Limited ('the Company'). For the purposes of statutory reporting, the stapled entity reflects the consolidated entity. The parent entity and deemed acquirer in this arrangement is the Trust. The basis of this approach is consistent with current practice in relation to the financial reporting obligations of stapled entities that were formed after 1 July 2004. The consolidated results reflect the performance of the Trust and its subsidiaries from 1 January 2005 and the addition of the Company and its subsidiaries from the date of consolidation, 2 June 2005 to 30 June 2005.

The stapled securities of GPT are quoted on the Australian Stock Exchange under the code GPT and comprise of one unit in the Trust and one share in the Company. The unit and share are stapled together under the terms of the constitution and cannot be traded separately. Each entity forming part of GPT continues as a separate legal entity in its own right under the Corporations Act 2001 and is therefore required to comply with the reporting and disclosure requirements under the Corporations Act 2001 and Australian Accounting Standards.

GPT RE Limited, the Responsible Entity of the Trust, is a wholly owned entity of the Company.

1. Summary of accounting policies (Continued)

(c) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidaries as at the reporting period and the results for the half year then ended. The Trust and its controlled entities together are referred to in this financial report as the GPT Group or the consolidated entity. Entities are fully consolidated from the date on which control is transferred to the Trust. They are deconsolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of controlled entities by GPT (refer to note 1(g)).

All balances, and effects of transactions, between the subsidiaries and GPT have been eliminated in full.

Property investment vehicles where the Trust exerts significant influence but does not have a controlling interest are accounted for in accordance with Note 1(d)(ii).

(d) Property Investments

GPT's Compliance Plan requires that all property investments be externally valued at intervals of not more than three years and that such valuations be reflected in the financial report of GPT. It is the policy of the Responsible Entity to review the fair value of each investment property every six months. Independent valuations of the individual investments are carried out each three years in accordance with the Corporations Act 2001 and GPT Constitution, or earlier where the Responsible Entity believes there may be a material change in the carrying value of the property.

Expenses capitalised to properties may include the cost of acquisition, additions, refurbishments, redevelopments, borrowing costs and fees incurred and are subsequently recorded at fair value at the next reporting date.

(i) Investment Property

Property (including land and buildings) held for long-term rental yields and that is not occupied by an entity in GPT, is classified as investment property.

Investment property is carried at fair value. Fair value is based on active market prices, adjusted for any difference in the nature, location or condition of the specific asset or where this is not available, an appropriate valuation method which may include discounted cashflow projections and the capitalisation method. The fair value reflects, among other things, rental income from current leases and assumptions about rental income from future leases in light of current market conditions. It also reflects any cash outflows (excluding those relating to future capital expenditure) that could be expected in respect of the property.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to GPT and the cost of the item can be measured reliably.

Land and buildings (including integral plant and equipment) that comprise investment property are not depreciated. The carrying amount includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods.

Changes in the fair value of an investment property are recorded in the income statement.

Some property investments are held in joint ownership arrangements (joint venture operations). The proportionate interests in the assets, liabilities and expenses of a joint venture operation have been incorporated in the financial statements under the appropriate headings.

Certain hotel investments are classified as investment property in the parent entity financial statements, and classified as owner-occupied property in the consolidated financial statements as the GPT Group own and operate the hotels (refer to note 1(d)(iii)). Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

Land held under an operating lease is classified and accounted for as investment property when the definition of investment property is met.

Investment property held for sale is classified within non-current asset held for sale, under AASB 5 *Non-current Assets Held for Sale and Discontinued Operations.*

1. Summary of accounting policies (Continued)

(d) Property investments (Continued)

(ii) Investments in Associates and Joint Ventures

(a) Investments in Associates

Associates are those entities over which the Group has significant influence, but not control. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method. Under this method, GPT's share of the associates' net profit after tax is recognised in the consolidated income statement, and the share of movement in reserves is recognised in reserves in the consolidated balance sheet. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

Distributions and dividends from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they represent a return of GPT's investment and reduce the carrying value of the investment.

All balances, and effects of transactions, between the associates and GPT have been eliminated to the extent of GPT's ownership interest.

(b) Investments in Joint Venture Entities

The Trust's interest in joint venture entities are carried at fair value. Where the underlying investment in the joint venture entity is investment property, the fair value is determined on the same basis as investment property (refer Note 1(d)(i)).

The Company's investments in joint venture entities are carried at cost by the parent entity and accounted for using the equity method in the consolidated financial statements. Under this method, the Company's share of the joint venture entities' net profit after tax is recognised in the consolidated income statement, and the share of movement in reserves is recognised in reserves in the consolidated balance sheet.

Investments in joint venture entities held by the Company are carried at the lower of the equity accounted carrying amount and recoverable amount.

(iii) Owner Occupied Property

Owner occupied property is property that is held for use in supplying services by entities within GPT. The investments in certain hotels are accounted for as owner occupied in the consolidated entity as GPT own and operate the hotels.

Owner occupied property is classified as property, plant and equipment (refer to note 1(f)).

(iv) Property under Construction

Properties under construction are carried at historical cost until completion. Upon completion of construction, the assets are classified as investment property (refer to note 1(d) or property, plant and equipment (refer to note 1(f)).

(e) Lease Incentives

Incentives may be provided to lessees to enter into an operating lease. These incentives may be in the form of cash, rent free periods, lessee or lessor owned fitouts. They are amortised over the term of the lease as a reduction of rental income. The carrying amount of the lease incentives is reflected in the fair value of investment properties.

(f) Property, plant & equipment

Certain hotels are owner occupied property and are stated at fair value. The basis of fair value is the same as outlined in investment property note 1(d). The assets of the hotels are depreciated and any accumulated depreciation at the date of revaluation is eliminated against the carrying amount of the asset and the net amount is restated to the revalued amount of the asset.

Valuation increments on hotels are recognised in the asset revaluation reserve. To the extent that an increment reverses a decrement previously recognised in the income statement, the increase is first recognised in the profit and loss. Decrements that reverse previous increments of the same asset are first recognised against the asset revaluation reserve to the extent of the remaining reserve attributable to the asset; all other decrements are recognised in the income statement.

Office fixtures, fittings and operating equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to its acquisition. Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to GPT and the cost of the item can be measured reliably.

1. Summary of accounting policies (Continued)

(f) Property, plant & equipment (Continued)

Depreciation

Land is not depreciated. Depreciation on other assets is calculated using the straight line method to allocate their cost or revalued amounts, net of their residual values, over their expected useful lives, as follows:

Motor Vehicles	4 - 7 years
Office fixtures, fittings and operating equipment	5 - 15 years
Buildings	40 years

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, amounts included in the asset revaluation reserve in respect of those assets will be transferred to retained earnings.

(g) Accounting for acquisitions

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the net identifiable assets acquired represents goodwill (refer to Note 1(c)).

(h) Investments and financial assets

Financial assets are classified as loans and receivables - loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market and arise when GPT provide money or services to a debtor with no intention of selling the receivable.

Loans and receivables are carried at amortised cost using the effective interest rate method. Under this method, fees, costs, discounts and premiums directly related to the financial assets are spread over its expected life.

(i) Derivatives

GPT is exposed to changes in interest rates and foreign exchange rates and uses interest rate swaps, forward rate agreements, cross currency swaps, options, and forward foreign exchange contracts to hedge these risks. Such derivative financial instruments are carried on the balance sheet at fair value. Changes in fair value are recognised in the income statement.

Interest payments and receipts under interest rate swap contracts are recognised on an accrual basis in the income statement as an adjustment to interest expense during the reporting period.

(j) Impairment of assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

(k) Interest bearing liabilities

Interest bearing liabilities are initally measured at cost, being the fair value of the consideration received net of issue and other transaction costs associated with the borrowings.

After initial recognition, interest bearing liabilities are subsequently measured at amortised cost using the effective interest rate method. Under this method, fees, costs, discounts and premiums directly related to the financial liability are spread over its expected life.

(l) Employee Entitlements

(a) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non monetary benefits, and annual leave expected to be settled within 12 months of reporting date, are recognised in other payables in respect of employee's services up to reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

Liabilities for non-accumulating sick leave are recognised when leave is taken and measured at the rates paid or payable.

(b) Long Service Leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

1. Summary of accounting policies (Continued)

(l) Employee Entitlements (Continued)

(c) Bonus plans

GPT recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(m) Income tax

(a) Trusts

Under current tax legislation, Trusts are not liable for income tax, provided their taxable income and taxable realised gains are fully distributed to securityholders each financial year.

(b) Company and other taxable entities

Deferred tax balances are calculated using the balance sheet method. Under this method, temporary differences arise between the carrying amount of assets and liabilities in the financial statements and the tax base for the corresponding assets and liabilities. However, an exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss. Similarly, no deferred tax asset or liability is recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled.

Deferred tax assets are recognised for temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

GPT and its wholly owned Australian controlled entities have not implemented the tax consolidation legislation.

The income tax expense or revenue for the reporting period is the tax payable on the current reporting periods taxable income based on the Australian company tax rate adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

(n) Foreign Currency

Foreign currency transactions are converted to Australian dollars, being the functional and presentation currency of entities in GPT, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at reporting period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Non-monetary items that are measured in terms of historical cost are converted using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Exchange differences arising on monetary items that form part of the net investment in a foreign operation are taken to the profit and loss in the parent entity and against a foreign currency translation reserve on consolidation.

Where forward foreign exchange contracts are entered into to cover any anticipated excesses of revenue less expenses within foreign joint venture entities, they are converted at the ruling rates of exchange at the reporting period. The resulting foreign exchange gains and losses are taken to the income statement. Where they relate to the current reporting period they are considered realised gains and losses. Where they relate to future periods, they are considered unrealised gains and losses.

(o) Distributions and dividends

Distributions and dividends are paid to securityholders each quarter. A provision for distribution/dividend for the amount of any distribution or dividend declared, determined or publicly recommended by the directors on or before the end of the reporting period is recognised in the balance sheet in the reporting period in which the payment remains outstanding.

(p) Cash

For the purposes of the cash flow statement, cash includes cash at bank, deposits at call and short term money market securities which are readily converted into cash.

(q) Revenue

Rental income from operating leases is recognised on a straight line basis over the lease term. An asset is recognised to represent the portion of an operating lease revenue in a reporting period relating to fixed increases in operating lease rentals in future periods. These assets are recognised as a component of investment properties. When GPT provide lease incentives to tenants, the cost of the incentives are recognised over the lease term, on a straight line basis, as a reduction of rental income.

Dividend and distribution income are recognised when declared. GPT's share of net profits from associates and joint venture entities is included in the consolidated income statement and has been separately disclosed. Revenue not received at balance date is included as a receivable in the balance sheet.

1. **Summary of accounting policies (Continued)**

(r) Expenses

Expenses including rates, taxes and other outgoings is brought to account on an accruals basis.

(s) Borrowing costs

Borrowing costs are expensed in the reporting period in which they are incurred, except when they are incurred in the construction of qualifying assets (an asset that takes a substantial period of time to get ready for its intended purpose) where they are capitalised in the carrying value of the asset (refer to note 1(d)).

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's development borrowings during the year, in this case 7.01% (2004: 6.92%).

Borrowing costs include:

- Interest on short term and long term borrowings,
- Amortisation of discounts or premiums relating to borrowings, and
- Amortisation of ancillary costs incurred in connection with the arrangement of borrowings.
- Interest receipts and payments under interest rate swap agreements, and
- Foreign exchange differences net of hedged amounts on borrowings.

(t) Earnings per security

Basic earnings per security is calculated by dividing the net profit attributable to securityholders of GPT excluding any costs of servicing equity other than ordinary securities, by the weighted average number of ordinary securities ('WANOS') outstanding during the reporting period, adjusted for bonus elements in ordinary securities issued during the reporting period. For the purpose of the calculation of the WANOS outstanding during the reporting period, securities are taken to include those classified as liabilities up until 2 June 2005.

As there are no potential ordinary shares or securities, diluted earnings per security is the same as basic earnings per security.

(u) Rounding

The financial report of GPT has been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report to the nearest tenth of a million dollars, unless otherwise stated. Amounts have been rounded off in the financial report in accordance with that Class Order.

Notes to Financial Statements

	Consolidated 30 Jun 2005 $m	Consolidated 30 Jun 2004 $m
2. Finance costs and distributions paid and payable to securityholders		
In respect of the six months ended 30 June 2005		
Finance costs of 5.7 cents per unit paid on 20 May 2005 (23 May 2004: 5.4 cents)	115.0	108.9
(23 Aug 2004: 5.5 cents)	-	110.9
Distribution of 5.7 cents per unit payable on 26 Aug 2005	115.0	-
Finance costs and distributions paid and payable for the six months ended 30 June 2005 11.4 cents per unit (30 Jun 2004: 10.9 cents)	230.0	219.8

On 10 June 2005, securityholders also received a 15 cents per unit capital distribution of $302.5 million, refered to as the stapling distribution. Unitholders authorised GPT RE Limited (the new responsible enitity for the Trust) to apply the stapling distribution to subscribe for shares in the Company of $302.5 million. For each unit held in the Trust unitholders received one share in the Company, (refer Note 15).

3. Expenses

Expenses have been arrived at after charging the following items:

	$'000	$'000
Auditors' remuneration:		
Auditing the financial report	377.8	369.3
Other audit related work	103.2	70.9
Total audit and audit related work	481.0	440.2
Other assurance services	1,325.0	380.0
Total auditors' remuneration	1,806.0	820.2

Other assurance services in 2005 is predominantly due diligence reviews on the internalisation and establishment of joint venture with Babcock & Brown. In 2004 services were predominantly due diligence reviews on Lend Lease Corporation Ltd's merger proposal and Stockland's takeover proposal.

Responsible Entity's fee	15,353.0	19,720.0

GPT Management Limited, a wholly owned subsidiary of Lend Lease Corporation Limited, was the Responsible Entity of General Property Trust until replaced on 6 June 2005. The base management fee payable by GPT to GPT Management Limited was 0.40% per annum of gross assets, with a performance component, if applicable, of 5% of GPT's outperformance compared to the S&P/ASX Property 200 Accumulation Index. The total fee payable each six months was capped at 0.275% of the gross assets of the Trust. GPT Management Limited was entitled to receive all or part of the performance fee so that earnings per unit for each six month period is not less than the earnings per unit for the previous six month period. Based on GPT's performance for the twelve months to 30 June 2004, a performance fee of $3,468,000 was paid in respect of the six months to 30 June 2004. No performance fee was payable in respect of the period to 6 June 2005.

	Note	Consolidated 30 Jun 2005 $m	Consolidated 31 Dec 2004 $m
4. Investment properties			
Investment property	7	6,563.1	7,491.3

	Consolidated Half-Year 30 Jun 2005 $m	Consolidated Half-Year 31 Dec 2004 $m
Reconciliation		
Reconciliations of the carrying amounts of investment properties at the beginning and end of the current and previous reporting period are set out below.		
Carrying amount at start of the reporting period	7,491.3	6,384.7
Additions	137.2	128.6
Acquisitions	45.5	290.0
Transfer from/(to) property, plant and equipment	(586.5)	110.2
Transfer to non-current assets held for sale	(617.7)	-
Lease incentives	10.5	27.4
Amortisation of lease incentives	(9.5)	(8.3)
Other	2.9	3.0
Disposals	(15.0)	(19.6)
Net gain from fair value adjustments	104.4	575.3
Carrying amount at end of the reporting period	6,563.1	7,491.3

The fair value of investment property includes the cost of amortised lease incentives, amortised initial direct leasing costs and the impact of straightlining lease income in accordance with Australian Accounting Standards. The only significant component is amortised lease incentives which amounts to $84.5m at 30 June 2005 (Dec 2004: $83.5m).

Notes to Financial Statements

	Note	Consolidated 30 Jun 2005 $m	Consolidated 31 Dec 2004 $m
5. Investments in Associates and Joint Ventures			
(a) Joint Ventures			
Holding Investment Property			
Erina Property Trust*		129.4	129.2
Horton Trust*		20.1	17.1
Darling Park Trust*		276.7	275.0
Darling Park Property Trust*		184.4	184.4
1 Farrer Place Trust*		258.1	256.3
2 Park Street Trust*		286.5	286.5
Roma Street Trust*		59.3	54.9
		1,214.5	1,203.4
Managing Investment Property			
Darling Park Operator		0.2	-
European Investments			
Europe Real Estate Joint Venture S.a.r.l.	16	99.2	-
Total Joint Ventures		1,313.9	1,203.4
(b) Associates			
Holding Investment Property			
Kings Canyon (Watarrka) Resort Trust*		7.7	-
Managing Investment Property			
161 Sussex St Pty Limited		0.3	0.1
Masterplanned Urban Communities			
Lend Lease (Twin Waters) Pty Limited		9.5	8.2
Lend Lease GPT (Rouse Hill) Pty Limited		4.0	3.3
		13.5	11.5
Total Associates		21.5	11.6
Total Investments in Associates and Joint Ventures		1,335.4	1,215.0

* Investments in Associates and Joint Ventures which have investment property totaling $1,222.2m (Dec 2004: $1,203.5m). Details of the investment properties held by these unlisted trusts are disclosed in Note 7.4.

Notes to Financial Statements

	Note	Consolidated Property under Construction $m	Hotel Property including fixtures & fittings $m	Office fixtures, fittings & operating equipment $m	Total $m
6. Property, Plant and Equipment					
Half-Year ended 30 June 2005					
Opening carrying value		164.7	-	-	164.7
Additions		63.5	-	0.6	64.1
Disposals		-	-	-	-
Transfer from/(to) investment properties	4,17	-	586.5	-	586.5
Transfer from/(to) assets held for sale		-	-	-	-
Transfer from investment in associates		-	-	8.8	8.8
Revaluations		-	-	-	-
Depreciation charge		-	-	-	-
Closing carrying value		228.2	586.5	9.4	824.1
Note		7	7		
At 1 January 2005					
Cost or fair value*		-	-	-	-
Accumulated depreciation		-	-	-	-
Net carrying value		-	-	-	-
At 30 June 2005					
Cost or fair value*		228.2	586.5	14.5	829.2
Accumulated depreciation		-	-	(5.1)	(5.1)
Net carrying value		228.2	586.5	9.4	824.1
Half-Year ended 31 December 2004					
Opening carrying value		193.6	-	-	193.6
Additions		81.3	-	-	81.3
Disposals		-	-	-	-
Transfer from/(to) investment properties		(110.2)	-	-	(110.2)
Transfer from/(to) assets held for sale		-	-	-	-
Transfer from investment in associates		-	-	-	-
Revaluations		-	-	-	-
Depreciation charge		-	-	-	-
Closing carrying value		164.7	-	-	164.7
Note		7	7		
At 1 July 2004					
Cost or fair value*		193.6	-	-	193.6
Accumulated depreciation		-	-	-	-
Net carrying value		193.6	-	-	193.6
At 31 December 2004					
Cost or fair value*		164.7	-	-	164.7
Accumulated depreciation		-	-	-	-
Net carrying value		164.7	-	-	164.7

* Property under construction and office fixtures, fittings and operating equipment are held at cost. Hotel property is held at fair value.

7. Details of Property Investments

	Investment properties $m	Interests in Hotel Operations $m	Property under construction $m	Investments in Associates and Joint Ventures $m	Total $m
			Consolidated 30 Jun 2005		
Retail	4,109.1	-	54.0	149.5	4,312.6
Office	1,968.1	-	132.1	1,054.9	3,155.1
Industrial	311.9	-	42.1	-	354.0
Hotel & Tourism	174.0	619.0	-	17.8	810.8
	6,563.1	619.0	228.2	1,222.2	8,632.5
Note	7.1	7.2	7.3	7.4	

	Investment properties $m	Interests in Hotel Operations $m	Property under construction	Investments in Associates and Joint Ventures $m	Total $m
			Consolidated 31 Dec 2004		
Retail	4,561.2	-	45.1	146.3	4,752.6
Office	1,950.8	-	81.3	1,047.8	3,079.9
Industrial	289.7	-	38.3	-	328.0
Hotel & Tourism	689.6	-	-	9.4	699.0
	7,491.3	-	164.7	1,203.5	8,859.5

The mixed class of assets (as referred to in table 7.1) has been allocated in the table above as follows:
Melbourne Central : 63.5% Retail ($474.4 m) and 36.5% Office ($272.9 m) (Dec 2004: 62.0% Retail and 38.0% Office)
Brisbane Transit Centre : 83.0% Office ($49.2m) and 17.0% Hotel & Tourism ($10.1m) (Dec 2004: 83.0% Office and 17.0% Hotel & Tourism)

Interests in hotel operations comprises $576.5m of property, plant and equipment and $32.5m of operating rights for Lizard Island, which has been classified as other in the balance sheet.

7.1 Property Investments - Investment Property

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions and Lease Incentives $m	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $m	Movement since Independent Valuation $m	Fair Value 30 Jun 05 $m
RETAIL									
Bonner House ACT	50 Leasehold	Oct 2001	4.6	4.8	Dec 2004	Knight Frank KL Goddard, FAPI	7.0 (4)	-	7.0
Borec House NSW	50	Jul 2002	5.3	5.3	Sep 2003	CB Richard Ellis M Steur, AAPI	5.4 (4)	-	5.4
Casuarina Square NT	100	Oct 1973	4.5	150.4	Dec 2004	Knight Frank KL Goddard, FAPI	330.0	6.2	335.2
Charlestown Square NSW	100	Dec 1977	7.3	185.4	Dec 2004	CB Richard Ellis J Barnes, AAPI	385.5 (2)	2.9	388.4
Pacific Highway, Charlestown NSW	100	Oct 2002 Jul 2003	7.1 5.3	7.1 5.3	Sep 2003	Knight Frank KL Goddard, FAPI	7.0 -	0.9 -	7.9 5.3
Dandenong Plaza VIC	100	Dec 1993 Dec 1999	60.2 60.3	192.5 60.3	Sep 2003	FPDSavills (NSW) AD Johnston, AAPI	205.0	2.1	207.1
Erina Fair NSW	33.3, Freehold	Jun 1982	55.1	164.4	Dec 2004	Knight Frank KL Goddard, FAPI	258.5	0.5	259.0
Penrith Plaza including Cinemas NSW	50	Jun 1971 Oct 2002 Apr 1998	9.4 181.5 8.7	249.8	Dec 2004	CB Richard Ellis M Steur, AAPI	336.4 (4)	21.8	358.2
High Street, Penrith NSW	50	Nov 2002 Jan 2003	2.6 0.4	3.1	Sep 2003	CB Richard Ellis M Steur, AAPI	3.0 (4)	-	3.0
Riley Square NSW	50	Jun 1004	5.8	8.6	Sep 2003	CB Richard Ellis M Steur, AAPI	7.6 (4)	-	7.6
Sunshine Plaza QLD	100	Dec 1992 Sep 2004	32.8 130.4	183.4	Dec 2004	CB Richard Ellis T Irving, AAPI	255.0	1.9	256.9
Plaza Parade QLD	100	Jun 1999	4.7	12.0	Dec 2004	CB Richard Ellis T Irving, AAPI	9.7	0.1	9.8
Woden Plaza ACT	50 Leasehold	Feb 1986	37.4	125.2	Dec 2004	Knight Frank KL Goddard, FAPI	235.0 (4)	1.1	236.1
Carlingford Court NSW	100	Jul 1996	80.1	139.2	Dec 2004	CB Richard Ellis J Barnes, AAPI	158.0	1.2	159.2
Chirnside Park VIC	100	Jul 1996	80.5	138.9	Dec 2004	Knight Frank KL Goddard, FAPI	166.0	0.6	166.6
Wollongong Central NSW	100	Jul 1996 Oct 1998	54.0 34.8	123.0	Dec 2004	Knight Frank KL Goddard, FAPI	200.7 (3)	3.6	204.3
Floreat Forum WA	100	Jul 1996	33.3	87.9	Mar 2004	Knight Frank M Crowe, AAPI	95.0	0.9	95.9
Forestway Shopping Centre NSW	100	Jul 1996	27.0	43.5	Sep 2004	Knight Frank KL Goddard, FAPI	64.0	0.8	64.8
Macarthur Square NSW	50	Dec 1989	135.0	202.3	Dec 2004	CB Richard Ellis M Steur, AAPI	233.9	34.8	268.7
Parkmore Shopping Centre VIC	100	Jul 1996	120.0	131.6	Dec 2004	Knight Frank KL Goddard, FAPI	145.0	0.6	145.6
Homemaker City Aspley QLD	100	Nov 2001	43.2	53.1	Jun 2005	Knight Frank P Kwan, AAPI	60.0	-	60.0
Homemaker City Bankstown NSW	100	Nov 2001	38.5	40.3	Sep 2003	FPDSavills AD Johnston, AAPI	44.0	3.0	47.0
Homemaker City Cannon Hill QLD	100	Nov 2001	13.9	14.8	Sep 2003	Jones Lang LaSalle J Apted, FAPI	15.7	3.3	19.0
Homemaker City Castle Hill NSW	100	Nov 2001 Jan 2003	25.4 8.7	38.7	Sep 2004	WK Wotton W Wotton, FAPI	31.2	2.3	33.5
Homemaker City Epping VIC	100	Aug 2003	37.7	38.0	-	-	-	-	30.9
Homemaker City Fortitude Valley QLD	100	Dec 2001	7.2	31.3	Sep 2003	CB Richard Ellis T Irving, AAPI	31.6	2.9	34.5
Homemaker City Fortitude Valley Stage 3, QLD	100	Apr 2005	33.7	33.7	-	-	-	-	33.7
Homemaker City Jindalee QLD	100	Nov 2001	38.7	40.9	Sep 2004	Jones Lang LaSalle J Apted, FAPI	55.0	0.4	55.4
Homemaker City Maribyrnong VIC	100	Nov 2001	35.5	35.8	Sep 2003	Knight Frank MJ Schuh, AAPI	47.3	4.2	51.5
Homemaker City Moorabbin VIC	100	Jul 2002	33.3	33.4	Jun 2005	Knight Frank M Schuh, AAPI	34.0	-	34.0
Homemaker City Mt Gravatt QLD	100	Nov 2001	17.9	18.5	Mar 2005	Knight Frank P Kwan, AAPI	22.2	-	22.2
Homemaker City Windsor QLD	100	Nov 2001	20.0	20.4	Jun 2005	CB Richard Ellis T Irving, AAPI	21.0	-	21.0
Total Retail									3,634.7

(1) Freehold, unless otherwise stated.
(2) Valuation for Charlestown was $385m, which did not include $0.5m of land.
(3) Valuation for Wollongong was $195m, which did not include land of $5.7m.
(4) Valuation shown represents 50% of the original valuation as the other 50% of the asset is shown as non-current asset held for sale to Westfield.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

7.1 Property Investments - Investment Property

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions and Lease Incentives $m	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $m	Movement since Independent Valuation $m	Fair Value 30 Jun 05 $m
OFFICE									
Australia Square NSW	50	Sep 1981	42.6	148.5	Jun 2004	Jones Lang LaSalle J Dillon, AAPI	178.0	8.3	186.3
MLC Centre NSW	50	Apr 1987	233.5	316.8	Mar 2004	CB Richard Ellis S Fairfax, AAPI	284.5	4.1	288.6
Riverside Centre QLD	100	Apr 1984	250.7	302.8	Sep 2002	CB Richard Ellis (C) J Porter, FAPI	245.0	10.0	255.0
Indigo House (formerly Black Ink House) QLD	100	Apr 1984	9.1	15.8	Sep 2002	CB Richard Ellis (C) J Porter, FAPI	14.4	4.6	19.0
179 Elizabeth Street NSW	100	Sep 1998	59.4	67.6	Sep 2003	FPDSavills A Pannifex FAPI	81.0	6.1	87.1
10 & 12 Mort Street ACT	100 Leasehold	Jul 1996	68.6	60.0	Dec 2003	Jones Lang LaSalle RJ Lewie, AAPI	60.0	2.0	62.0
530 Collins Street & 120 King Street VIC	100	Jul 1996	310.0	320.9	Sep 2003	Urbis RJ Scrivener, FAPI	320.0	1.8	321.8
HSBC Centre, 580 George St NSW	100	Jul 1996	180.0	216.3	Mar 2004	CB Richard Ellis S Fairfax, AAPI	227.0	2.6	229.6
National@Docklands Building 1 Victoria Harbour, VIC	100	Feb 2002	7.4	133.2	Mar 2004	Knight Frank MJ Schuh, AAPI	140.0	0.5	140.5
National@Docklands Building 2 Victoria Harbour, VIC	100	Feb 2002	6.3	110.2	Sep 2004	Knight Frank MJ Schuh, AAPI	115.3	-	115.3
Total Office									**1,695.2**
MIXED									
Melbourne Central VIC	100	May 1999 Mar 2001 (2)	410.2 17.1 3.5 430.8	721.0	Sep 2004	Jones Lang LaSalle B Sweeney, AAPI	677.4	69.9	747.3
Total Mixed									**747.3**
INDUSTRIAL									
Harvey Road Kings Park NSW	100	May 1999	24.9	24.9	Mar 2005	Savills (NSW) AD Johnston, AAPI	31.0	-	31.0
Part Citi-West Industrial Estate Grieve Pde & Dohertys Road Altona North VIC	100	Aug 1994	60.0	69.6	Mar 2003	FPDSavills R Bowman, AAPI	55.3	7.2	62.5
Quad 1, Parkview Drive Homebush Bay NSW	100 Leasehold	Jun 2001	15.5	15.6	Jun 2004	Colliers International A Graham, AAPI	16.6	-	16.6
Quad 2, Parkview Drive Homebush Bay NSW	100 Leasehold	Dec 2001	2.3	15.8	Jun 2004	Colliers International A Graham, AAPI	18.7	0.3	19.0
Quad 3, Parkview Drive Homebush Bay NSW	100 Leasehold	Mar 2003	2.7	18.3	-	-	-	-	19.2
8 Herb Elliott Homebush Bay NSW	100 Leasehold	Aug 2004	8.5	8.5	-	-	-	-	8.5
7 Figtree Drive Homebush Bay NSW	100 Leasehold	Jul 2004	10.2	10.2	-	-	-	-	10.2
7 Parkview Drive Homebush Bay NSW	100 Leasehold	May 2002	16.1	16.1	May 2005	Knight Frank TM Phelan	18.0	0.1	18.1
11 Grand Ave, Camellia Camellia NSW	100	May 1998	9.9	57.5	Sep 2003	Knight Frank WR Retallick, FAPI	58.0	7.5	65.5
15 Berry Street Granville NSW	100	Nov 2000	10.0	10.3	Sep 2003	Knight Frank WR Retallick, FAPI	10.8	1.8	12.6
19 Berry Street Granville NSW	100	Dec 2000	18.8	18.9	Sep 2003	Knight Frank WR Retallick, FAPI	20.5	-	20.5
Austrak Business Park, Somerton VIC	50	Oct 2003	25.5	25.5	-	-	-	-	29.2
Total Industrial									**311.9**
HOTEL & TOURISM									
Four Points by Sheraton Hotel Sydney, NSW	100 Leasehold Security Deposit	May 2000	148.1	189.9	Mar 2005	Knight Frank AFH Bell, MRICS AAPI	181.0	-	181.0 (7.0) (3) 174.0
Total Hotel & Tourism									**174.0**
Total Investment Properties									**6,583.1**

(1) Freehold, unless otherwise stated.

(2) Acquisition costs.

(3) Security deposit held by GPT.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

7.2 Property Investments - Interest in Hotel Operations

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions and Lease Incentives $m	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $m	Movement since Independent Valuation $m	Fair Value 30 Jun 05
OWNER OCCUPIED HOTEL PROPERTY									
Ayers Rock Resort NT	100	Dec 1997	231.9	358.0	Mar 2004	JLL Hotels MA Cooper, AAPI	353.8 (2)	38.8	392.6
Cape Tribulation Resorts QLD	100 Part leasehold	Mar 2002	11.5	20.1	Mar 2004	Colliers International MD Thomson, AAPI	12.0	-	12.0
Wildman River NT	100 Part leasehold	Jun 2001	0.5	1.1	Mar 2004	JLL Hotels MA Cooper, AAPI	0.5	0.1	0.6
Bedarra Island Resort QLD	100	Jul 2004	25.8	25.7	-	-	-	-	24.3
Brampton Island Resort QLD	100 Leasehold	Mar 2005	11.8	11.8	-	-	-	-	20.8
Cradle Mountain Resort TAS	100 Part leasehold	Jul 2004	11.2	11.7	-	-	-	-	14.0
Dunk Island Resort QLD	100 Part leasehold	Jul 2004	55.3	58.7	-	-	-	-	55.8
Heron Island (including Wilson Island) QLD	100 Leasehold	Jul 2004	44.7	44.8	-	-	-	-	44.8
Silky Oaks Lodge QLD	100	Jul 2004	18.5	18.6	-	-	-	-	17.0
Wrotham Park QLD	100 Leasehold	Jul 2004	7.3	6.9	-	-	-	-	4.1
Total Owner Occupied Hotel Property									**586.5**
OPERATING RIGHTS									
Lizard Island QLD	100 Leasehold	Jun 2005 (3)	39.5	39.5	-	-	-	-	32.5
Total Operating Rights									**32.5**
Total Interests in Hotel Operations									**619.0**

(1) Freehold, unless otherwise stated.

(2) Valuation for Ayers Rock Resort was $360m, of which $6.2m related to plant and equipment owned by Voyages Hotels & Resorts Pty Limited.

(3) Purchase of lease expiring in 2033, which entitles the purchaser to run hotel and tourism activities on the island to that date.

7.3 Property Investments - Property under Construction

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions and Lease Incentives $m	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $m	Movement since Independent Valuation $m	Book Value 30 Jun 05 $m
PROPERTY UNDER CONSTRUCTION									
RETAIL									
Homemaker City Fortitude Valley Stage 2, QLD	100	Mar 2004	12.7	54.0	-	-	-	-	54.0
OFFICE									
Darling Park 3	100	Apr 2004	32.1	132.1	-	-	-	-	132.1
INDUSTRIAL									
Quad 4, Parkview Drive Homebush Bay NSW	100 Leasehold	Jun 2004	2.7	3.4	-	-	-	-	3.4
Austrak Business Park, Somerton VIC	50	Oct 2003	22.3	38.7	-	-	-	-	38.7
Total Property Under Construction									**228.2**

7.4 Property Investments - Investments in Associates and Joint Ventures

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions and Lease Incentives $m	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $m	Movement since Independent Valuation $m	Fair Value 30 Jun 05 $m
RETAIL									
Erina Fair	16.7	Jun 1992	55.1	70.7	Dec 2004	Knight Frank	129.2	0.2	129.4 (2)
NSW	Units in Trust					KL Goddard, FAPI			
Homon Parade	50	Jun 1998	3.8	7.9	Dec 2004	CB Richard Ellis	9.7	0.1	9.8 (2)
QLD	Units in Trust					T Irving, AAPI			
Maroochydore Superstore		Feb 1999	5.5	8.4	Dec 2004	CB Richard Ellis	7.2	3.1	10.3 (2)
Plaza QLD				16.3		T Irving, AAPI			20.1
Total Retail									148.6
OFFICE									
Citigroup Centre	50	Jul 2001	61.2	268.5	Dec 2003	FPDSavills (NSW)			
NSW	Units in Trusts	Dec 2001	212.4						
		(4)	0.8			A Pannifex, FAPI			
				268.5			287.5	0.7	288.2 (2)
									(1.7) (3)
1 Farrer Place	25	Dec-2003	253.6	262.0	Dec 2004	Knight Frank	256.3	2.1	258.4 (2)
NSW	Units in Trust					KL Goddard, FAPI			(0.3) (3)
Darling Park Complex	50	Jun 2000	289.1	467.6					
NSW	Units in Trusts	Mar 2001	100.0						
		(4)	12.0						
				467.6	Jan 2005	FPDSavills (NSW)	462.8	0.3	463.1 (2)
						A Pannifex, FAPI			(2.0) (3)
Total Office									1,005.7
MIXED									
Brisbane Transit Centre	50								
QLD	Units in Trust	Nov 1997	42.6	47.3	Jun 2005	Jones Lang LaSalle	59.3 (5)	-	59.3 (2)
						J Apted, FAPI			- (3)
Total Mixed									59.3
HOTEL & TOURISM									
Kings Canyon (Watarrka) Resort Trust	46 Units in Trust	Jun 2005	7.7	7.7	-	-	-	-	7.7 (2)
Total Hotel & Tourism									7.7
Total Equity Accounted Investments									1,222.2

(1) Freehold, unless otherwise stated.
(2) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.
(3) Share of Associates other property related net assets/(liabilities) which have been included as property (refer note 1(d))
(4) Acquisition costs.
(5) Valuation for Brisbane Transit Centre was $60m, which included $0.7m for plant and equipment owned by Roma Street Operations Pty Limited

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

7.5 Additions to existing Property Investments

During the half-year ended 30 June 2005 the following additions and lease incentives were made to existing property investments:

	Consolidated - Half-Year 30 Jun 2005				
	Investment properties $m	Interests in Hotel Operations $m	Property under construction $m	Investments in Associates and Joint Ventures $m	Total $m
Retail	100.2	-	8.9	3.2	112.3
Office	9.5	-	50.8	2.1	62.4
Mixed	32.1	-	-	0.3	32.4
Industrial	0.8	-	3.8	-	4.6
Hotel & Tourism	5.1	-	-	7.9	13.0
	147.7	-	63.5	13.5	224.7

	Consolidated - Half-Year 31 Dec 2004				
	Investment properties $m	Interests in Hotel Operations $m	Property under construction	Investments in Associates and Joint Ventures $m	Total $m
Retail	83.0	-	25.2	0.9	109.1
Office	14.7	-	52.1	2.8	69.6
Mixed	78.0	-	-	-	78.0
Industrial	0.3	-	2.0	-	2.3
Hotel & Tourism	11.3	-	-	0.2	11.5
	187.3	-	79.3	3.9	270.5

Additions to property investments include capitalised interest on redevelopment of $9.9 million using an interest rate of 7.01% (Dec 2004: $10.4 million using 6.92%).

Melbourne Central

Construction commenced in November 2002 on the $260 million redevelopment of Melbourne Central. The development has opened in progressive stages and the final level 3 leisure and entertainment precinct is programmed for completion in the second half of 2005.

Macarthur Square

Construction commenced in September 2004 on the $200 million (GPT's share $100 million) expansion of Macarthur Square. The first stage of the development is programmed for completion in late 2005 and the second stage in early 2006.

Penrith Plaza

Construction commenced in June 2004 on the $140 million expansion of Penrith Plaza, and is programmed for completion in late 2005.

Rouse Hill Town Centre

A Masterplan Development Application was approved in March 2004 for the Rouse Hill Regional Centre. Construction on the town centre component is expected to commence in early 2006 and is programmed for completion late 2007.

Homemaker City Fortitude Valley - Stage 2

In March 2004, GPT acquired a land parcel on which Stage 2 of the Homemaker City Fortitude Valley has been developed. The centre will be completed in the second half of 2005 at a total cost of $53.0 million including acquisition costs.

Darling Park Stage 3

In April 2004, GPT purchased the Darling Park 3 leasehold and entered into a development agreement with Lend Lease Development to develop the 29,000 sqm final tower of the Darling Park complex. Approximately 60% of the space has been precommitted to Marsh and Mercer. Forecast cost to completion in December 2005 is $234 million.

The Quad, Parkview Drive, Homebush Bay

The Quad 4 leasehold title was acquired in June 2004 for $2.7 million including acquisition costs. Quad 4 site forms part of the Quad Business Park complex which is being developed by GPT.

7.5 Additions to existing Property Investments (Continued)

Ayers Rock Resort

Works have commenced on the refurbishment of 60 guest rooms at Desert Gardens Hotel. These works are scheduled for completion in September 2005 with a total budget of $2.8 million.

Voyages Lodges (previously P&O Resorts)

A refurbishment of Cradle Mountain Lodge has commenced and is programmed for completion in November 2005. The works include a mixture of full and soft refurbishment of 83 guest rooms as well as the restaurant at a cost of approximately $3.7 million.

Purchase of Investments

Homemaker City Fortitude Valley - Stage 3
In March 2005, GPT acquired the remaining component of Fortitude Valley for $33.7 million.

Disposal of Investments

Homemaker City Underwood
Homemaker City Underwood was divested in June 2005 for $19.0 million.

Macarthur

In June 2005, GPT divested a parcel of surplus land for $2.4 million (50% interest).

Melbourne Central - Heritage Building

In June 2005, GPT divested a surplus property in Little Lonsdale St for $2.9 million.

7.6 Other information

Four Points by Sheraton Hotel
The property is wholly owned by GPT. GPT also has a 40% interest in an associated company, 161 Sussex Street Pty Limited ('161 Sussex') which leases and operates the hotel. Starwood Pacific Hotels Pty Limited ('Starwood'), a wholly owned subsidiary of Starwood Hotels and Resorts Worldwide Inc. owns the remaining 60% interest.

In May 2000, 161 Sussex leased the hotel from GPT for ten years, with 161 Sussex having an option to extend the lease for a further term of five years. After May 2005 the lease may be terminated by GPT if the hotel is sold. The 161 Sussex has provided a security deposit of $7.0 million.

At the time of acquisition, GPT provided a loan to 161 Sussex to fund its purchase of business assets, the payment of the security deposit and initial working capital requirements. The loan balance at June 2005 was $2.8 million. Since acquisition GPT has invested an additional $2.6 million in equity in 161 Sussex.

Notes to Financial Statements

	Consolidated	
	30 Jun 2005	31 Dec 2004
	$m	$m

8. Commitments

(a) Capital expenditure

At balance date capital expenditure approved but not provided for in the financial report:

Due within 1 year	208.7	321.9
Due between 1 and 5 years	0.2	70.6
	208.9	392.5

(b) Operating leases

Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial report:

Due within 1 year	3.3	0.2
Due between 1 and 5 years	13.1	0.9
Due between 5 years and expiry date of leases	48.7	2.2
	65.1	3.3

Of the total operating lease commitments, $56.6m relates to an operating lease with SEA Island Holdings for the use of Lizard Island. The calculation is based on the current monthly rental. The rental payment increases every 2 years by the rate of CPI in Brisbane, which has not been reflected in the above disclosure. This operating lease also requires the payment of 10% of all beverages sold and 20% of all accommodation and meal revenue to SEA Island Holdings, payable on a half yearly basis. These amounts have not been included in the $56.6m commitment.

(c) Other commitments

Estimated aggregate amount of other commitments agreed or contracted but not provided for in the financial report:

Due within 1 year	2.0	-
Due between 1 and 5 years	23.1	-
Due between 5 years and expiry date of leases	-	-
	25.1	-

These include medium term retention arrangements for certain GPT employees that were entered into at the time of the transition of GPT employees from Lend Lease to GPT.

Notes to Financial Statements

	Note	Consolidated 30 Jun 2005 $m	Consolidated 31 Dec 2004 $m
9. Other financial assets			
Loans to Joint Ventures and Associates			
161 Sussex St Pty Limited		2.8	2.8
Lend Lease (Twin Waters) Pty Limited		17.1	16.5
Lend Lease GPT (Rouse Hill) Pty Limited		10.4	8.1
Europe Real Estate Joint Venture S.a.r.l.	16	347.3	-
		377.6	27.4
Loans to Voyages Hotels & Resorts Pty Limited			
Working Capital Loan	17	-	18.5
Acquisition Loan	17	-	48.1
		-	66.6
Unlisted shares in corporations			
Voyages Hotels & Resorts Pty Limited		-	8.0
Roma St Operations Pty Limited		0.7	0.7
		0.7	8.7
		378.3	102.7

	Note	Consolidated 30 Jun 2005 $m	31 Dec 2004 $m
10. Interest bearing liabilities			
Current			
Short and Medium Term Notes	1(k), 11	1,118.7	937.1
Commercial Bills	1(k), 11	999.8	131.6
		2,118.5	1,068.7
Non current			
Medium Term Notes	1(k), 11	1,209.9	1,500.1
CPI Coupon	1(k), 11	124.5	124.5
		1,334.4	1,624.6

11. Finance facilities

Bank stand-by facilities	600.0	400.0

GPT has unused stand-by facilities of $600 million (Dec 2004: $400 million) at balance date to provide liquidity backup for the Short Term/Medium Term Note Programme. $400 million matures on 31 January 2006 and a further $200 million matures on 22 May 2008. It is anticipated that it will be possible to extend all facilities.

Short Term Note / Medium Term Note Programme

The Short Term/Medium Term Note Programme ('the Programme') is a revolving, non-underwritten, debt programme. The Programme provides flexible short term and medium term funding to enable GPT to fund commitments and to act promptly on investment opportunities. The Programme can be terminated at the discretion of GPT and is unsecured. The value of the notes issued under the Programme is limited by the GPT constitution. The constitution limits the amount of debt to no more than 40% of the total assets. At 30 June 2005 the percentage of debt to total assets is 34.8%.

In August 2004, GPT issued $250 million 18 month callable Medium Term Notes which GPT could call and cancel after 6 months or investors could call if GPT is downgraded to a 'BBB+' or lower. In June 2005, GPT exercised the call to repay the principal and interest on these Notes in August 2005. $76.5 million of these Notes were purchased with the settlement of $300 million 3 year fixed and floating Medium Term Notes issued in June 2005.

Maximum face value of Short Term Notes on issue during the period	615.0	790.0
Face value of Short Term Notes outstanding at the end of the period	610.0	615.0
Maximum face value of Medium Term Notes on issue during the period	1,827.0	1,827.0
Face value of Medium Term Notes outstanding at the end of the period	1,725.5	1,827.0

Commercial Bills

GPT converted a $500 million Bridging Finance Facility to a $850 million Multi Option Facility which will expire on 30 April 2006. Under this facility as GPT's rating has been downgraded to BBB+, the bank has a right to reduce the Facility to $500 million with 120 day notice. At the date of this report the Bank has not exercised this right. As at 30 June 2005, $550 million has been drawn down. On 1 July 2005, this balance was reduced to $86.0 million with funds received from Westfield in connection to the partial sale of Penrith Plaza and Woden.

In June 2005, GPT obtained a $500 million Short Term Note Facility that expires on 1 June 2006. At balance date $442 million had been drawn down against this facility.

In June 2005, GPT obtained a 600 million Euro 3 year Syndicated Revolving Credit Facility. At balance date this facility was undrawn.

The GPT / Austrak Joint Venture has a $16.5 million (GPT's Share $8.3 million) Bill Facility to fund the capital expenditure requirements of Austrak Business Park, Somerton. This facility is secured by a mortgage over Austrak Business Park, Somerton. As at 30 June 2005, $5.6 million (GPT's share $2.8 million) has been drawn down, (Dec 2004: $3.2 million (GPT's Share $1.6 million)).

CPI Coupon Indexed Bonds

On 10 December 1999, the Trust issued CPI Coupon Indexed Bonds totalling $125 million. The securities will expire on 10 December 2029 and have a current coupon of 7.05%. The coupon compounds quarterly at the rate of CPI.

Notes to Financial Statements

12. Total Equity / Net Assets Attributable to Securityholders

Reconciliation of the movements between the beginning and end of the current and previous reporting period are set out below:

	Consolidated Half-Year Ended 30 Jun 2005 $m	31 Dec 2004 $m	30 Jun 2004 $m
Net assets attributable to securityholders at the beginning of the reporting period	6,074.5	5,519.2	5,308.4
Finance costs to securityholders	205.5	779.1	230.3
Less: finance costs paid	(115.0)	(223.8)	(219.8)
Securities issued	-	-	200.3
Transfer to equity	(6,165.0)	-	-
Net assets attributable to securityholders at the end of the period	-	6,074.5	5,519.2
Open equity at the beginning of the period	-	-	-
Transfer from net assets attributable to securityholders	6,165.0	-	-
Current year profit attributable to securityholders	66.2	-	-
Movement in foreign currency translation reserve	7.2	-	-
Distributions payable at 30 June	(115.0)	-	-
Closing equity at the end of the period	6,123.4	-	-

On 10 June 2005, securityholders also received a 15 cents per unit capital distribution of $302.5 million, refered to as the stapling distribution. Unitholders authorised GPT RE Limited (the new responsible entity for the Trust) to apply the stapling distribution to subscribe for shares in the Company of $302.5 million. For each unit held in the Trust unitholders received one share in the Company, (refer Note 15).

On 2 April 2004, 67 million units were issued via a private placement to raise $203 million. Units were allotted on 8 April 2004 at $3.03 under the placement, representing a 1.5% discount to 3 day volume weighted average (VWAP) of $3.077. The units were entitled to the full March 2004 quarter distribution and subsequent distributions.

Total equity / net assets attributable to securityholders represents

	30 Jun 2005 $m	31 Dec 2004 $m	30 Jun 2004 $m
Realised income entitlement	8.9	8.6	6.9
Unrealised income entitlement	1,508.8	1,467.4	913.9
Foreign currency translation reserve	7.2	-	-
Equity / securityholder contributions	4,598.5	4,598.5	4,598.4
	6,123.4	6,074.5	5,519.2

13. Notes to the Statement of Cash Flows

	Note	Consolidated 30 Jun 2005 $m	30 Jun 2004 $m
(a) Reconciliation of profit after income tax to net cash provided by operating activities			
Profit after income tax expense		66.2	-
Finance costs paid/payable to security holders		205.5	230.3
Fair value adjustments		(82.6)	(20.3)
Revenue adjustments		6.2	6.1
Net loss/(gain) on disposal of properties		(9.3)	-
Interest capitalised		(9.9)	(9.9)
Net cash provided by operating activities before changes in assets and liabilities		176.1	206.2
(Increase)/decrease in receivables		(0.4)	(6.2)
Increase/(decrease) in payables		(8.4)	(15.5)
Net cash inflow from operating activities		167.3	184.5
(b) Reconciliation of Cash			
Disclosed in Balance Sheet as:			
Cash		79.3	52.5
(c) Non-cash financing and investing activities			
Stapling distribution issued to securityholders	15	(302.5)	-
Shares in GPT Management Holding Pty Limited issued to securityholders	15	302.5	-
		-	-

Notes to Financial Statements
Half-Year ended 30 June 2005

14. Segment information

Primary reporting - business segments

	Retail $m	Office $m	Industrial $m	Hotel and Tourism $m	Masterplanned Urban $m	Consolidated $m
Half-Year ended 30 June 2005						
Total segment revenue	220.3	116.9	36.0	89.0	0.9	463.1
Share of net profit of associates	4.2	44.5	-	0.5	1.3	50.5
Unallocated revenue						1.0
Revenue						514.6
Segment result	180.4	125.8	33.6	78.9	2.2	420.9
Responsible Entity's fee and other						(35.4)
Financing costs to institutions						(74.2)
Financing costs to security holders						(205.6)
Costs associated with internalisation						(40.4)
Profit before income tax						65.4
Income tax benefit / (expense)						0.8
Profit after income tax						66.2
Half-Year ended 30 June 2004						
Total segment revenue	212.8	76.4	16.5	33.4	0.7	339.8
Share of net profit of associates	4.4	32.6	-	1.5	0.5	39.0
Unallocated revenue						1.1
Revenue from ordinary activities						379.9
Segment result	169.2	81.4	14.6	35.0	1.2	301.4
Responsible Entity's fee and other						(22.2)
Financing costs to institutions						(48.9)
Financing costs to security holders						(230.3)
Profit before income tax						-
Income tax benefit / (expense)						-
Profit after income tax						-

15. Stapling of the Trust to GPT Management Holdings Limited

In June 2005, the GPT Group was formed by the stapling of the units in the Trust to the shares in GPT Management Holdings Limited ('the Company') following unitholder approval on 2 June 2005.

The Trust and the Company entered into the Stapling Deed which sets out the terms of the relationship between the entities with respect to the stapled securities. The Stapling Deed ensures that the entities must operate on a co-operative basis for the benefit of holders of Stapled Securities as a whole.

As a result of the stapling the Trust is considered, for accounting purposes, to have gained control of the Company and has consolidated the Company from 2 June 2005, being the date the Stapling Deed became unconditional.

The stapling was implemented on 10 June 2004, being the date on which shares were issued to investors in GPTMH and stapled such that the GPT Group stapled securities traded as one security on the Australian Stock Exchange under the code GPT. The stapled security comprises one unit in the Trust and one share in the Company.

On implementation, the Trust unitholders received a 15 cents per unit capital distribution of $302.5 million, refered to as the stapling distribution. Unitholders authorised GPT RE Limited (the new responsible entity for the Trust) to apply the stapling distribution to subscribe for shares in the Company of $302.5 million. For each unit held in the Trust unitholders received one share in the Company. The amount of the stapling distribution had regard to: the funding requirements of the Company, funding requirements of the Joint Venture with Babcock & Brown, the acquisition costs of the Company acquiring GPT RE Limited and Voyages Hotels & Resorts Pty Limited.

In conjunction with the stapling, the Company acquired GPT RE Limited to act as the responsible entity of the Trust pursuant to the Subscription Agreement following GPT Management Limited being replaced by GPT RE Limited as the responsible entity of the Trust.

As a result of the stapling investors in GPT will receive distributions from each component of the stapled security comprising distributioned from the Trust and dividends from the Company.

16. Babcock & Brown Joint Venture

The Babcock & Brown Joint Venture will seek to identify and invest in real estate opportunities which offer superior risk adjusted returns, and establish and manage third party funds. The joint venture will create a new global property vehicle, with an initial focus on Europe but encompassing other markets. Its key activities will include selective investment, active portfolio management, investment in development projects and property funds management.

On 30 June 2005, GPT invested in European Real Estate Joint Venture S.a.r.l with equity of $99.2 million (refer Note 5) and a loan of $347.3 million (refer Note 9), with the joint venture having investments in 7 seed assets located in Germany and the Czech Republic.

17. Control of Voyages Hotels & Resorts Pty Limited

The Company acquired all the shares in Voyages Hotels & Resorts Pty Limited (Voyages) on 30 June 2005 for a market consideration of $4.3m from GPT Hotel Management Limited (GPTHM).

Prior to the acquisition, whilst GPT received 100% of dividend income of Voyages, Voyages was not controlled by GPT for accounting purposes and therefore not consolidated at 31 December 2004. This was due to the shares in GPTHM comprised of two classes: A class voting shares owned by GPT Operating Company Trust (the beneficiaries of which were the GPT Unitholders) and B class income shares owned by GPT Hotel Trust (a 100% subsidiary of GPT).

With the acquisition Voyages has been consolidated from 30 June 2005. All transactions between Voyages and controlled entities in GPT have been eliminated in full from this date.

Hotel property owned by the Trust and managed by Voyages Hotels & Resorts Limited which was previously considered investment property is now considered to be owned and operated by GPT and as a result has been transferred to property, plant and equipment as owner occupied hotel property. Details of the hotel property classified as owner occupied hotel property are disclosed in Note 7.2.

18. Transactions with Lend Lease Group

The Responsible Entity of the Trust up until it was replaced in June 2005 was GPT Management Limited (now Lend Lease Funds Management Limited), a wholly owned subsidiary of Lend Lease Corporation Limited.

Details of the Responsible Entity's fee are disclosed in Note 3. GPT Management Limited's immediate and ultimate holding company is Lend Lease Corporation Limited.

All dealings between the Trust and Lend Lease Corporation Limited and its controlled entities and related parties ('Lend Lease') were on normal commercial terms and conditions and material dealings are reviewed by the Audit and Risk Management Committee. All contracts are subject to commercial appraisal, on a basis acceptable to GPT Management Limited, by an external valuer or a qualified external party approved by GPT Management Limited.

The following transactions have taken place with the Lend Lease Group up until 6 June 2005:

	Consolidated	
	30 Jun 2005 $m	30 Jun 2004 $m
Capital expenditure in relation to contracts for development, refurbishment and upgrades	129.5	134.8
Purchase of Darling Park Stage 3	-	30.0
Property management including property maintenance and insurance	13.7	14.4
Rental income from Lend Lease Group	0.1	5.8
Income guaranteed by Lend Lease under development and sale agreements	-	0.2
GPT's share of Associates Responsible Entity fee	0.2	-
Agreement with Lend Lease Corporation to provide for a smooth and orderly transition of business of responsible entity of GPT from GPT Management Limited to the new responsible entity to be known as GPT RE Limited. The agreement covered the operational and logistical matters for the transition.	16.5	-

19. Explanation of transition to Australian equivalents to IFRSs

The impacts of transition to AIFRS on GPT Group's total equity and net profit are set out below.

(i) Reconciliation of consolidated total equity reported under previous AGAAP to consolidated total equity under AIFRS

		Consolidated		
	Note	31 Dec 2004 $m	30 Jun 2004 $m	1 Jan 2004 $m
Total equity under AGAAP		6,093.4	5,523.6	6,315.5
AIFRS adjustments to equity:				
Re-classification of units from equity to liability	(a)	(6,074.5)	(5,519.2)	(5,308.4)
Recognition of fair value of derivatives	(d)	(18.9)	(4.4)	(7.1)
Total equity under AIFRS		-	-	-

The transition to AIFRS also resulted in the reclassification of certain balances on the balance sheet. Whilst these did not affect total equity, the significant reclassifications have been described in detail below.

(ii) Reconciliation of consolidated net profit under previous AGAAP to consolidated net profit under AIFRS

		Consolidated	
		Year ended	Half-Year ended
	Note	31 Dec 2004 $m	30 Jun 2004 $m
Net profit under previous AGAAP		426.4	216.5
AIFRS adjustments to net profit:			
Finance costs to securityholders	(a)	(1,009.4)	(230.3)
Fair value adjustments of investment properties	(b)	597.3	22.7
Fair value adjustments to investments in associates and joint ventures	(c)	11.2	(5.5)
Net gain/(loss) on fair value of derivatives	(d)	(11.8)	2.7
Adjustment to rental revenue including straightlining and amortisation of lease incentives	(e)	(13.7)	(6.1)
Net proft under AIFRS		-	-

(ii) Reconciliation of cashflow statement

The transition to AIFRS has not resulted in any material adjustments between the cashflow statement presented under AIFRS and previous AGAAP.

Notes to reconciliations

(a) Classification of units/securities

Under previous AGAAP, units issued by GPT were classified as equity on the consolidated balance sheet. At the date of transition and in accordance with AASB 132 *Financial Instruments: Disclosure and Presentation*, unitholders' funds met the criteria of a liability. The effect of this was to recognise a liability attributable to unitholders for $5,308.4m and a decrease in contributed equity by $4,400.8m and $907.6m of retained earnings. At 31 December 2004, the liability attributed to unitholders was $6,074.5m, a decrease in contributed equity of $4,598.5m and retained earnings of $1,476.0m. This adjustment resulted in net assets at 31 December 2004 being zero.

On 2 June 2005, amendments were made to clauses regarding the life of the trust within the GPT trust deed, resulting in the reclassification of units from a liability to equity from that date.

During 1 January 2004 to 1 June 2005, when unitholders' funds were classified a liability, the return to unitholders was disclosed as finance costs (comprising amounts paid to securityholders and undistributed net assets attributable to securityholders) on the income statement rather than as distributions and an increase in retained earnings respectively. The effect of this was at 30 June 2004, finance costs were $219.8m and $10.5m respectively. At 31 December 2004 finance costs were $443.6m and $565.8m respectively. The significant components of undistributed net assets attributable to securityholders is mostly made up of changes in the fair value of investment properties and derivative financial instruments. The amendment to the GPT trust deed on 2 June 2005, has resulted in net assets attributable to securityholders being reclassified as equity and the return to unitholders being disclosed as a distribution payable at reporting date (refer Note 2).

19. Explanation of transition to Australian equivalents to IFRSs (Continued)

Notes to reconciliations (Continued)

(b) Investment property

Under previous AGAAP, the GPT Group recognised valuation increments and decrements on investment property in the asset revaluation reserve. Under AASB 140 *Investment Property*, all movements in investment property are recognised directly in the income statement.

As a result, the net increase in the fair value of the investment properties of $22.7m for the six month period ended 30 June 2004 and $597.3m for the twelve months ended 31 December 2004 has been recognised directly in the income statement. This includes a revaluation adjustment referred to in note 19(e) in regard to lease incentives of $6.1m to 30 June 2004 and $13.7m at 31 December 2004.

At the date of transition on 1 January 2004, the effect of this was to reduce the asset revaluation reserve by $907.1m and increase opening retained earnings by $907.1m. (The effect at 30 June 2004 and 31 December 2004 was $918.2m and $1,486.3m respectively.) There was no effect on total equity.

(c) Investments in associates and joint ventures

Under previous disclosure, certain associates which own investment property were classified as investment properties in the balance sheet. At the date of transition, these associates were reclassified in the balance sheet as investments in associates and joint ventures in accordance with AASB 128 *Investments in Associates* and AASB 131 *Interests in Joint Ventures*.

The effect of this was to reduce investment properties by:
- $1,183.2m and increase investments in associates and joint ventures by $1,183.2m at 1 January 2004
- $1,182.8m and increase investments in associates and joint ventures by $1,182.8m at 30 June 2004
- $1,203.5m and increase investments in associates and joint ventures by $1,203.5m at 31 December 2004

There was no effect on total or net assets.

Under previous AGAAP, investments in associates were equity accounted with movements being recognised against the asset revaluation reserve. At transition date, the directors elected to account for investments in joint ventures at fair value, with movements in fair value recognised in the income statement. There was no effect on total equity. Investments in associates will continue to be equity accounted.

The fair value adjustment to investments in associates and joint ventures was $5.5m loss for the six month period ended 30 June 2004 and $11.2m profit for the twelve month period ended 31 December 2004. These balances were transferred from asset revaluation reserve to the income statement for the respective periods.

(d) Derivatives

Under previous AGAAP, derivatives were not recorded on balance sheet but disclosed in the notes to the accounts. Under AASB 139 *Financial Instruments: Recognition and Measurement*, derivatives not meeting hedging criteria are required to be measured at fair value through the income statement and recognised on balance sheet.

The effect of this was to recognise the fair value of derivatives on the balance sheet as:
- a $13.6m derivative financial asset and $20.7m derivative financial liability at 1 January 2004
- a $17.1m derivative financial asset and $21.5m derivative financial liability at 30 June 2004
- a $9.0m derivative financial asset and $27.9m derivative financial liability at 31 December 2004

This adjustment was recorded as a $7.1m decrease against opening retained earnings. The movement in the net gain/(loss) on the fair value of derivatives of $2.7m for the six month period ended 30 June 2004 and ($11.8m) for the full year ended 31 December was recognised directly in the income statement. The value of the derivative financial asset and derivative financial liability in the balance sheet were adjusted accordingly for the respective periods.

(e) Rental revenue

Under previous AGAAP, rental revenue was recognised in the income statement on an accruals basis reflecting the payment terms of the underlying lease. Lease incentives were capitalised into the investment property and not amortised. Under AIFRS, rental income under leases which contain fixed increases will be recognised on a straight line basis over the lease term. Rental income will also be adjusted for the amortisation of lease incentives, including rent free incentives, over the lease term.

The effect of this, at the date of transition, was to create a lease incentives asset of $56.9m and an impact of straightlining asset of $0.5m and to decrease investment properties by $57.4m (30 June 2004:$64.3m, 31 December 2004:$83.5m). Both of these assets are included as part of investment properties for disclosure purposes and as a result there is no impact on the face of the balance sheet. The amortisation of these balances reduced rental revenue by $6.1m in the six month period ended 30 June 2004 and $13.7m in the twelve months ended 31 December 2004. This was offset by the recognition of a revaluation increase of $6.1m in the six month period ended 30 June 2004 and $13.7m in the twelve months ended 31 December 2004 in the income statement to ensure the property remained at fair value (refer Note 19(d)).

19. Explanation of transition to Australian equivalents to IFRSs (Continued)

Other significant reclassifications on transition to AIFRS

(i) Properties under construction classified as property, plant and equipment

Under previous AGAAP, properties under construction were included in, and accounted for, as investment properties. At the date of transition, properties under construction have been reclassified in the balance sheet as property, plant and equipment in accordance with AASB 140 Investment Property and AASB 116 Property, Plant and Equipment.

The effect of this was to reduce investment properties by:
- $101.2m and increase property, plant and equipment by $101.2m at 1 January 2004
- $211.9m and increase property, plant and equipment by $211.9m at 30 June 2004
- $164.7m and increase property, plant and equipment by $164.7m at 31 December 2004

There was no effect on total or net assets.

(ii) Loans and unlisted shares reclassified from investment property

Under previous disclosure, loans to 161 Sussex St Pty Ltd and investments in unlisted shares were included within investment properties in the balance sheet. At the date of transition, these loans and unlisted shares were reclassified in the balance sheet from investment properties to 'other financial assets'. These loans and unlisted shares will be classified as loans and receivables in accordance with AASB 139 Financial Instruments: Recognition and Measurement and carried at amortised cost.

The effect of this was to reduce investment properties by $2.8m for loans and $8.7m for unlisted shares and increase 'other financial assets' by $11.5m at 1 January 2004, 30 June 2004 and 31 December 2004. There was no effect on total or net assets.

(iii) Loans to Voyages Hotels & Resorts Pty Limited (VHR)

Under previous AGAAP, loans to VHR were classified as 'other assets' in the balance sheet. At transition date and in accordance with AASB 132 Financial Instruments: Disclosure and Presentation, these loans were reclassified to 'other financial assets', classified as loans and receivables and valued at amortised cost in accordance with AASB 139 Financial Instruments: Recognition and Measurement.

The effect of this was to reduce 'other assets' and increase 'other financial assets' by $10.9m at 1 January 2004, by $17.9m at 30 June 2004 and by $66.6m at 31 December 2004. There was no effect on total or net assets.

(iv) Interest bearing liabilities carried at amortised cost

Under previous AGGAP, discounts, premiums and ancillary costs relating to borrowings were recorded as an asset and amortised, and the principal amount of the borrowing was recorded as a liability. Under AIFRS, interest bearing liabilities are recorded at amortised cost, where the principal amount is reduced by the amount of their associated discounts, premiums and ancillary costs.

The adjustment to state the amortised cost of interest bearing liabilities was to reduce 'other current assets' and reduce 'interest bearing liabilities' (both current and non current) by $7.3m at 1 January 2004, $5.1m at 30 June 2004 and $5.3m at 31 December 2004.

20. Matters subsequent to the end of the reporting period

Asset Sales

On 12 February 2005 GPT announced it had entered into conditional contracts for the sale of part interests in Penrith Plaza, Woden Plaza and Sunshine Plaza to Westfield as part of its internalisation process. As at 30 June 2005, the sales of Penrith Plaza and Woden Plaza contacts had not yet been completed.

I conditional requirements on the previously announced sale of 50% of GPT's interest in Woden Plaza in Canberra were met by 1 July 2005 and as a consequence settlement of $242m was received on that date. GPT also proceeded to implement the transaction in relation to Penrith Plaza with $368.2m being received on 1 July 2005.

GPT is not obliged to sell the interest in Sunshine Plaza unless certain preconditions have been met. As at the date of these financial statements those conditions have not been met and GPT's interest has not been sold.

Acquisitions

On 29 June 2005 GPT announced its intention to acquire the El Questro Resort in Western Australia for $17.4m, this acquisition was completed on 7 July 2005.

On 14 July 2005 GPT and its Austrak Business Park co-owner, Austrak, reached agreement with Coles Myer to develop a$100m national distribution centre for Coles Myer. GPT owns 50% of the business park and the project is scheduled for completion during the first half of 2007.

On 1 August 2005 GPT announced the exchange of contracts for the purchase of 5 Figtree Drive, Homebush Bay for $19.0m.

Directors' Declaration

The directors of the Responsible Entity declare that the financial statements and notes of the GPT Group set out on pages 5 to 35:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements and

(b) give a true and fair view of the GPT Group's financial position as at 30 June 2005, and of its performance as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001, and

(b) there are reasonable grounds to believe that the GPT Group will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Director

GPT RE Limited

Director

Sydney
3 August 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the securityholders of The GPT Group

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of the GPT Group (the Company) for the half-year ended 30 June 2005 included on the GPT Group's web site. The Company's directors are responsible for the integrity of the GPT Group web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the GPT Group:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the GPT Group (defined below) as at 30 June 2005 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for the GPT Group (the consolidated entity), for the half-year ended 30 June 2005. The consolidated entity comprises both the General Property Trust Group (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent

and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company's personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

RD Deutsch
Partner

Sydney
3 August 2005

Appendix 4D

Half yearly report

Introduced 30/6/2003.

Name of entity

The GPT Group (GPT) comprising General Property Trust and its controlled entities

ABN or equivalent company reference	Half year ended ('current period')
58 071 755 609	30 June 2005

Results for announcement to the market

				$A'm
Revenues from ordinary activities	up	35.5%	to	514.6
Explanation – Refer Directors' Report				
Profit (loss) from ordinary activities after tax attributable to members	up	∞%	to	66.2
Explanation - Refer Directors' Report				
Net profit (loss) for the period attributable to members	up	∞%	to	66.2
Explanation – Refer Directors' Report				

Distributions	Amount per security	Franked amount per security
Final distributions	N/A	N/A
Interim distributions (six months)	11.4	0.02

Record date for determining entitlements to the June quarter distribution	15 August 2005
Date on which the June quarter distribution is payable	26 August 2005

Distribution Reinvestment Programme
The Distribution Reinvestment Programme does not currently apply.

NTA backing	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	$3.03	$3.01

Control gained or lost over entities during period

Name of entity (or group of entities)	GPT Management Holdings Ltd, GPT RE Ltd, Voyages Hotels & Resorts Pty Ltd
Date of gain or loss of control	2 June 2005, 2 June 2005, 30 June 2005

Interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities	Current Period	Previous corresponding period	Current period $A'm	Previous corresponding period - $A'm
Roma Street Trust	50%	50%	6.8	6.5
Erina Property Trust	50%	50%	3.8	3.8
Horton Trust	50%	50%	0.6	0.6
Darling Park Trust	50%	50%	11.7	5.7
Darling Park Property Trust	50%	50%	8.0	3.2
2 Park Street Trust	50%	50%	10.3	10.4
1 Farrer Place Trust	50%	50%	7.8	7.9
Lend Lease GPT (Rouse Hill) Pty Limited	49%	49%	0.0	0.0
Lend Lease Twin Waters Resort Pty Limited	49%	49%	1.3	0.5
161 Sussex Street	40%	40%	0.2	0.4
European Real Estate Joint Venture S.a.r.l.	50%	0%	0.0	0.0
Total			50.5	39.0

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

GPT

The GPT Group
ASX Announcement

GPT ANNOUNCES FURTHER LEASING AT DARLING PARK STAGE 3

2 August 2005

GPT and Rabobank Australia & New Zealand today announced they had agreed terms for a lease over approximately 9,000 sqm at Darling Park Stage 3. GPT acquired the third and final stage of the Darling Park Complex, which is currently under construction, in April 2004.

Rabobank has entered into a 10-year lease on Levels 13 to 18 of the building, with sky signage rights, from 1 July 2006.

Tony Cope, GPT's Office Portfolio Manager, said that securing a blue chip tenant such as Rabobank confirmed the attractiveness of the premium space being developed at Darling Park Stage 3, and has continued to enhance Darling Park as an office location for major corporates such as PWC, Fairfax, Marsh and Mercer and Singletons.

Rabobank Australia & New Zealand CEO Bruce Dick said the building would house the bank's Australasian head office operations, with approximately 500 staff to occupy the premises.

"The premises offered at Darling Park were superior to other alternatives, in terms of amenities, location and quality," he said.

"We are delighted to have secured brand new office space in this state of the art building, which will provide such a high level of services and excellent working environment for our staff."

On completion the third tower will comprise 18 office levels, with approximately 30,000 sqm of lettable area. Parking for 160 cars will be provided, linked to the Stage 1 and 2 carparks. The building will be constructed with a high standard of services and finishes commensurate with the existing towers. The floor layout, with floor plates of approximately 1,480 sqm, will provide maximum flexibility for tenants and the upper floors command expansive views.

Mr Cope said that Darling Park Stage 3 was consistent with GPT's focus on core office properties and would enhance GPT's $3.1 billion Office Portfolio on completion.

"The Darling Park Complex is a unique offering in the Sydney market, and completion of the third and final office tower finalises the delivery of the masterplan for the precinct. The Complex has traditionally attracted significant tenants such as Fairfax and PWC and we are pleased to see the ongoing attractiveness of the Complex demonstrated in the quality corporate tenants we have secured for Stage 3."

"Rabobank will join Marsh and Mercer Human Resource Consulting, part of Marsh and McLennan Companies (MMC), who have leased approximately 17,000 sqm in the low rise of the building as major tenant for Stage 3.'

"With the construction yet to complete, we now have only 3 floors to lease and are confident of having the building leased by the end of 2006, in line with our acquisition commerce," Mr Cope said.

ENDS

For further information please contact:
Tony Cope
Office Portfolio Manager
612 8239 3535

Company - GPT RE Limited
File No 34819

GPT

The GPT Group
ASX Announcement & Media Release

GPT EXPANDS PRESENCE AT HOMEBUSH BAY

1 August 2005

GPT today announced the exchange of contracts for purchase of 5 Figtree Drive, Sydney Olympic Park, at Homebush Bay. The acquisition expands GPT's exposure to this precinct, creating a portfolio of assets with the potential for future expansion.

Mr Victor Georos, Industrial & Business Parks Portfolio Manager for GPT said that the addition of 5 Figtree Drive to GPT's Industrial/Business Parks Portfolio created a strong presence in the Homebush Bay precinct. GPT is acquiring the building for $19.0 million (excluding acquisition costs) with an initial yield of 7.5%.

"Since acquiring our first asset, Quad 1, in July 2001 we have progressively built a quality portfolio through acquisition and development in what has become a vibrant business park precinct." The acquisition will increase GPT's investment in the Park to over $110 million.

"Combined with the adjoining sites at 7 Figtree Drive and 8 Herb Elliot Avenue, GPT will control a significant consolidated parcel of land in excess of 31,000 sqm with the potential for a future commercial redevelopment with a value estimated to be approximately $400 million," Mr Georos said.

The site is located in close proximity to the new 23,000 sqm campus style office building being constructed for the Commonwealth Bank, and will benefit from the additional retail mix to be provided as part of the development.

"The decision by the Commonwealth Bank to commit to the precinct gives us great confidence for the potential of our sites and provides strong support to our investment strategy. This acquisition is a logical extension of our development pipeline in the precinct which includes the development of the fourth and final stage of the Quad (which has been submitted for DA approval to SOPA) and redevelopment potential at the adjoining 25,000 sqm Samsung site," Mr Georos said.

5 Figtree Drive consists of 12,900 sqm of general commercial land which is subject to a 99-year ground lease expiring in January 2088 from the Sydney Olympic Park Authority (SOPA). The rental for the ground lease is a nominal $1 per annum.

GPT is acquiring the building, which consists of a 9,000 sqm office and warehouse facility with parking for 145 cars, from ACER Computer Australia Pty Ltd (ACER). ACER will lease the building from GPT for a period from settlement of 4 years. The lease includes annual rental increases.

With the potential for significant campus style redevelopment in the longer term, the acquisition is consistent with GPT's strategy to build an Industrial & Business Park Portfolio which is attractive to quality tenants. Recent lease pre-commitments to Coles Myer and Labelmakers at Somerton in Victoria and the addition of this site to the existing expansion potential at Olympic Park provide a strong base for further growth of the portfolio through development in line with tenant demand.

ENDS

For further information please contact:

Victor Georos
Industrial & Business Parks Portfolio Manager
0412 365 906

Donna Byrne
Investor Relations Manager
0401 711 542

Company - GPT RE Limited
File No 34819

GPT

The GPT Group
ASX Announcement & Media Release

GPT ANNOUNCES MAJOR LEASE PRECOMMITMENT AT AUSTRAK BUSINESS PARK

14 July 2005

GPT and joint owner Austrak today announced an agreement with Coles Myer to develop a $100 million National Distribution Centre at the Austrak Business Park, Somerton in Melbourne, Victoria. The Business Park is located on approximately 100 hectares of industrially zoned land and incorporates one of Australia's first fully integrated intermodal rail terminals. GPT acquired a 50% interest in the Business Park in August 2003.

Mr Victor Georos, Industrial & Business Parks Portfolio Manager for GPT said that the agreement to construct a 74,700 sqm distribution centre for Coles Myer extended the developed building area of the Park to over 150,000 sqm. The Coles Myer Victorian National Distribution Centre will eventually distribute slow moving items throughout Victoria, South Australia and Tasmania.

"We are currently constructing a major facility for Labelmakers at the Park and more recently leased the Park's intermodal terminal to P&O Ports Ltd.," Mr Georos said.

"The lease to Coles Myer further demonstrates the attractiveness of this facility to major corporates. Coles Myer will join existing tenants including Visy/IPS, Effem Foods and Boral."

Located on the corner of the Hume Highway and Somerton Road, the site has excellent access to Victoria's road system and rail network. On completion of the Coles Myer and Labelmakers facilities, the Park will be 60% developed and will retain the capacity to develop a further 370,000 sqm of land.

"The integrated concept available to tenants in the Park, as well as the supply chain savings it provides represent a significant and ongoing benefit to Coles Myer in the development of its distribution centre. For Coles Myer, the Austrak Business Park represents a distinct advantage. It is this distinct point of difference to the marketing and leasing of the Business Park which has allowed us to attract significant tenants," Mr Georos said.

GPT expects to achieve a yield of approximately 8% on the $100 million development, which is due to be completed in the first half of 2007. Coles Myer will lease the building for a term of 20 years from completion.

ENDS

For further information please contact:

Victor Georos
Industrial & Business Parks Portfolio Manager
0412 365 906

Donna Byrne
Investor Relations Manager
0401 711 542

GPT

The GPT Group
ASX Announcement & Media Release

GPT COMPLETES SALE OF UNITS UNDER CASH SALE FACILITY

4 July 2005

As outlined in the Notice of Meeting and Explanatory Memorandum, following approval of the Internalisation by Stapling at the GPT unitholder meeting on 2 June 2005, a sale facility was established to cater for all foreign unitholders who were unable to receive their share component of the stapled securities as a result of specific legal requirements in their respective jurisdictions.

The units held by those foreign unitholders at 9 June 2005 were transferred to Macquarie Securities Australia Limited (Macquarie) in their role as Sale Bank and subsequently sold on market.

Macquarie completed the sale of these securities (24,268,868 in total) on 30 June 2005, at an average price of $3.6462. The cash proceeds from the sale are expected to be remitted to foreign holders participating in the facility on or around 13 July 2005.

ENDS

Enquiries

For further information please contact:

Michael O'Brien
GPT
+612 8239 3544

Donna Byrne
GPT
+612 8239 3515

GPT

The GPT Group
ASX Announcement & Media Release

GPT ANNOUNCES IMPLEMENTATION OF PENRITH AND WODEN TRANSACTIONS

1 July 2005

GPT today announced that it had implemented with Westfield, the transaction regarding the Woden Plaza Retail Centre that was outlined in the Notice of Meeting and Explanatory Memorandum dated 2 May 2005. Both parties are proceeding to implement the transaction in relation to the Penrith Plaza Retail Centre.

As part of these transactions Westfield will replace Lend Lease as the property manager for both assets.

As outlined in the Notice of Meeting and Explanatory Memorandum, GPT will continue as an owner of a 50% interest in each of these centres.

GPT also sold its one of its smaller Homemaker City assets. Homemaker City Underwood, in Brisbane, was sold for $19.01 million, substantially above the book value at 31 December 2004 of $13.0 million. The asset, which was a smaller non-core component of the Portfolio had been acquired with the original portfolio in November 2001 for approximately $10.5 million.

ENDS

Enquiries

For further information please contact:

Michael O'Brien, Chief Operating Officer
Ph: +612 8239 3544

GPT

The GPT Group
ASX Announcement & Media Release

GPT EXPANDS HOTEL/TOURISM PORTFOLIO WITH THE ACQUISITION OF EL QUESTRO RESORT

29 June 2005

The GPT Group (GPT) today announced that it, in conjunction with Voyages Hotels & Resorts Pty Limited (Voyages), is acquiring the highly awarded El Questro Resort located in the Kimberley region of Western Australia. El Questro comprises a million-acre leasehold property and provides an exceptional nature-based tourism experience due to its diverse terrain, waterways and touring options. Completion is expected to occur in early July.

The Resort is a perfect strategic addition to the Voyages Lodges portfolio (formerly P&O Australian Resorts) as it enables the portfolio to provide access to the stunning and increasingly popular Kimberley region of northwest Australia. GPT's resorts encompass Central Australia (Ayers Rock Resort), the Great Barrier Reef (Heron, Dunk, Lizard and Bedarra Islands), the North Queensland Rainforest region (Cape Tribulation and Silky Oaks Lodge), the Tasmanian wilderness (Cradle Mountain Lodge) and now the Kimberley region, offering a unique and diverse portfolio which dominates the nature-based tourism sector in Australia.

El Questro consists of a range of accommodation, including premium rooms, cabins, a campground and associated facilities and touring. There is a total of 73 accommodation units located in three separate properties:

Homestead	6 premium rooms
Station	12 cabins, campground, store, restaurant & bar
Emma Gorge*	55 tented cabins, restaurant & bar
Total	**73 rooms/cabins**

*Note: Emma Gorge was damaged by floods earlier this year and is closed for the 2005 season. GPT will reinstate Emma Gorge at a cost of $3.25m in time for reopening in 2006 and has been compensated for loss of profit associated with this closure.

The Resort is being acquired for $17.4m (including acquisition costs and the Emma Gorge reinstatement costs) and is forecast to deliver a first year yield of approximately 10%.

Voyages will lease and manage the Resort, utilising its existing marketing and distribution capacity.

Due to seasonality, El Questro is only open from late March to late October each year. The current leasehold expires in 2044.

Consistent with GPT's Ayers Rock Resort and Lodges properties, the Resort features exceptional nature-based tourism attractions and is also located in close proximity to the Bungle Bungle range, Argyle Diamond mine and the Ord River/Lake Argyle. The area is well serviced by air and a network of sealed and dirt roads. Main gateway airports are located at Broome and Kununurra.

Bruce Morris, GPT's Hotel/Tourism Portfolio Manager said: "This is an exceptional opportunity to acquire a unique asset which complements GPT's existing product offer in the experiential nature-based tourism market. El Questro is an established and quality asset with an excellent reputation both domestically and internationally. In addition, the Resort has various expansion options, which enhance the long-term attractiveness of the property".

El Questro also includes a cattle grazing business which will be acquired by Voyages. It is intended in the near term that the cattle will be on sold to a third party.

On completion of the acquisition, GPT's Hotel/Tourism Portfolio will have a value in excess of $790 million and will represent approximately 9% of GPT's total property assets.

Further information and photographs

For further information please see attached Appendix and **www.elquestro.com.au**

ENDS

Enquiries

Michael O'Brien, Chief Operating Officer
Ph: 02 8239 3544

Bruce Morris, Hotel/Tourism Portfolio Manager
Ph: 02 8239 3541

Appendix

Awards

El Questro Resort is well-recognised and has won the following awards:

1995	Sir David Brand Award for Tourism Excellence Major Tourist Attraction WA
1997	Sir David Brand Award for Tourism Excellence
1998	Unique Accommodation Luxury Accommodation
1999	Unique Accommodation
2000	Sir David Brand Award for Tourism Excellence Unique Accommodation
2001	Sir David Brand Award for Tourism Excellence Unique Accommodation
2003	Major Tourist Attraction WA
2004	Major Tourist Attraction WA

Location


DARWIN
KALUMBURU
KING GEORGE FALLS
KATHERINE
WYNDHAM
KUNUNURRA
EL QUESTRO
LAKE ARGYLE
LAKE ARGYLE DIAMOND MINE